B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2024

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at February 19, 2025 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2024. These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from Calibre Mining Corp.'s ("Calibre") La Libertad, El Limon and Pan mines is presented on an approximate 24% basis until January 24, 2024 and 14% subsequently until June 20, 2024 (fourth quarter of 2023 - 24%), representing the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre. On June 20, 2024, after selling 79 million common shares of Calibre reducing its ownership interest to approximately 4%, the Company determined that it no longer has significant influence over Calibre and as a result, after June 20, 2024, no longer records attributable production representing its indirect ownership interest in Calibre's mines through an equity investment.

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedarplus.ca.

OVERVIEW

B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, and a fourth mine under construction in Canada, the Goose Project. The Company also holds an approximately 33% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of exploration and development projects in a number of countries including Mali, Colombia and Finland.
Summary
Consolidated gold revenue for the year ended December 31, 2024 was $1.90 billion on sales of 801,524 ounces at an average realized gold price of $2,373 per ounce, compared to $1.93 billion on sales of 994,060 ounces at an average realized gold price of $1,946 per ounce in 2023. The decrease in gold revenue of 2% ($32 million) was due to a decrease in gold ounces sold partially offset by an increase in the average realized gold price. For the fourth quarter of 2024, consolidated gold revenue was $500 million on sales of 187,793 ounces at an average realized gold price of $2,661 per ounce, compared to $512 million on sales of 256,921 ounces at an average realized gold price of $1,993 per ounce in the fourth quarter of 2023. The fourth quarter decrease in gold revenue of 2% ($12 million) was due to a decrease in gold ounces sold (mainly due to the lower gold production), partially offset by an increase in the average realized gold price.

Total gold production for 2024 was 804,778 ounces (including 19,644 ounces of attributable production from Calibre) (2023 - 1,061,060 ounces), at the low end of the Company's guidance range of between 800,000 and 870,000 ounces. Consolidated gold production from the Company’s three operating mines was 785,134 ounces (2023 - 992,343 ounces), at the low end of the guidance range of between 780,000 and 850,000 ounces. In 2024, the Fekola Mine produced 392,946 ounces of gold, below the low end of its guidance range of between 420,000 and 450,000 ounces due to delays in accessing higher-grade ore from Fekola Phase 7 as a result of lower realized mine production (refer to "Review of Mining Operations and Development Projects" section below). The Masbate and Otjikoto mines continued their strong performance in 2024. The Masbate Mine produced 194,046 ounces of gold, at the upper end of its guidance range of 175,000 to 195,000 ounces, while the Otjikoto Mine produced 198,142 ounces of gold, near the mid-point of its guidance range of 185,000 to 205,000 ounces. In the fourth quarter of 2024, B2Gold’s consolidated gold production was 186,001 ounces, 25% (61,822 ounces) lower than budget and 31% (84,610 ounces) lower than the fourth quarter of 2023. In the fourth quarter of 2024, at the Fekola Mine, production was lower than expected due to the continued delays in accessing higher-grade ore from Fekola Phase 7, a result of lower realized mine production from the Fekola Phase 7 and Cardinal pits during the period. Mining and processing of these higher-grade tonnes is now expected in 2025 as equipment availability had returned to full capacity and mining rates were back to expected levels at the end of 2024. The Fekola Mine and mill are operating without limitations and gold production is being exported for refining as per its regular planned schedule. Masbate and Otjikoto both continued to outperform expectations in the fourth quarter of 2024, which partially offset the lower than expected production levels at Fekola during the fourth quarter.

For the year ended December 31, 2024, consolidated cash operating costs1 were $879 per gold ounce produced ($851 per gold ounce sold), $21 (2%) per gold ounce produced higher than budget and $248 (39%) per gold ounce produced higher than 2023. Including estimated attributable results for Calibre, cash operating costs for the year ended December 31, 2024 were $889 per gold ounce produced ($861 per gold ounce sold) at the upper end of the Company's guidance range of $835 to $895 per ounce and $235 (36%) per gold ounce produced higher than 2023. Cash operating cost per gold ounce produced for 2024 was higher than 2023 mainly as a result of higher production in 2023 compared to 2024. In the fourth quarter of 2024, consolidated cash operating costs were $968 per gold ounce produced ($966 per gold ounce sold), $247 (34%) per gold ounce produced above budget and $357 (58%) per gold ounce produced higher than the fourth quarter of 2023. Consolidated cash operating costs for the fourth quarter of 2024 were higher than budget and the fourth quarter of 2023 as a result of lower production in the fourth quarter of 2024.
Consolidated all-in sustaining costs2 for the year ended December 31, 2024 were $1,463 per gold ounce sold compared to $1,199 per gold ounce sold for 2023. Including estimated attributable results for Calibre, all-in sustaining costs for the year ended December 31, 2024 were $1,465 per gold ounce sold ($1,201 per gold ounce sold for 2023), within the Company's guidance range of $1,420 to $1,480 per ounce sold. Consolidated all-in sustaining costs for the fourth quarter of 2024 were $1,668 per gold ounce sold, $502 (43%) per ounce sold higher than the budget of $1,166 per gold ounce sold and higher than $1,264 per gold ounce sold for the fourth quarter of 2023. Consolidated all-in sustaining costs for the fourth quarter of 2024 were higher than budget as a result of lower than budgeted gold ounces sold resulting from lower than budgeted production, higher than budgeted royalties resulting from a higher than budgeted gold price, as well as new royalties implemented in 2024 for the Fekola Mine.

1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

For the year ended December 31, 2024, the Company generated a net loss of $627 million predominantly due to non-cash impairment charges on the Goose Project and the Fekola Complex (refer to "Review of Mining Operations and Development Projects" section below) compared to net income of $42 million in 2023, including a net loss attributable to the shareholders of the Company of $630 million (net loss attributable to shareholders of the Company of $0.48 per share) compared to net income attributable to shareholders of $10 million ($0.01 per share) in 2023. Adjusted net income attributable to the shareholders of the Company3 for the year ended December 31, 2024 was $207 million ($0.16 per share) compared to $347 million ($0.28 per share) in 2023. The Company generated a net loss for the fourth quarter of 2024 of $9 million compared to a net loss of $117 million for the fourth quarter of 2023. For the fourth quarter of 2024, the Company generated a net loss attributable to the shareholders of the Company of $12 million (net loss attributable to shareholders of the Company of $0.01 per share) compared to a net loss attributable to the shareholders of the Company of $113 million (net loss attributable to shareholders of the Company of $0.09 per share) in the fourth quarter of 2023. Adjusted net income attributable to shareholders of the Company for the fourth quarter of 2024 was $17 million ($0.01 per share) compared to $91 million ($0.07 per share) in the fourth quarter of 2023.
Cash flow provided by operating activities was $878 million for the year ended December 31, 2024 compared to $714 million during 2023, an increase of $164 million, due mainly to $500 million of proceeds received from the Gold Prepay (as defined below) in January 2024, partially offset by lower gold revenues, higher production costs, higher long-term inventory outflows and higher working capital outflows. During the year ended December 31, 2024, the Company paid $360 million (2023 - $239 million) of current income tax, withholding and other taxes in cash, including $95 million related to 2023 outstanding tax liability obligations and $70 million for settlement of income tax assessments as part of the Fekola Mine Memorandum of Understanding announced on September 11, 2024 as discussed below. Based on current assumptions, including an average gold price of $2,250 per ounce for 2025, the Company is forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2025 of approximately $206 million.

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2024, the Company had cash and cash equivalents of $337 million compared to cash and cash equivalents of $307 million at December 31, 2023. Working capital (defined as current assets less current liabilities) at December 31, 2024 was $321 million compared to $397 million at December 31, 2023. At December 31, 2024, the Company had $400 million drawn on the Company's $800 million revolving credit facility ("RCF") with $400 million remaining available for future draw downs. Subsequent to December 31, 2024, the RCF balance was repaid using funds raised from the Notes offering completed January 28, 2025 as described below, leaving the full balance available under the RCF for future draw downs.

During the year ended December 31, 2024, B2Gold’s Board of Directors ("Board") declared cash dividends for the first, second, third and fourth quarters of 2024 of $0.04 per common share each (or $0.16 per share on an annualized basis). On January 13, 2025, the Company announced amendments to its shareholder returns strategy to increase financial flexibility as it completes its current phase of organic growth, including the anticipated commencement of initial production from Fekola Regional in Mali, the completion of construction of the Goose Mine in Nunavut, Canada, the development of the Antelope deposit at the Otjikoto Mine in Namibia, and de-risking activities at the Gramalote Project in Colombia. Management and the Board have completed a comprehensive review of its existing dividend level and approved a change in its intended quarterly dividend rate from $0.04 per common share ($0.16 per common share on an annualized basis) to $0.02 per common share ($0.08 per common share on an annualized basis). Based on the Company’s funding requirements, including completing construction of the Goose Mine (which remains on schedule and on budget to the current timeline and total construction cost estimate as outlined in B2Gold’s September 12, 2024 news release), advancing development of the Antelope deposit at the Otjikoto Mine, de-risking activities at the Gramalote Project in Colombia, combined with the upcoming delivery of 264,768 gold ounces from July 2025 to June 2026 to satisfy the Gold Prepay, the Company determined that modifying the quarterly dividend level to $0.02 per common share is commensurate to the current growth phase of the Company and provides additional financial flexibility to advance and complete its organic growth opportunities, while still providing shareholders with a sustainable dividend moving forward. Return of capital to shareholders remains a foundational element of B2Gold’s capital allocation philosophy. The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the revised intended rate or at all in the future.

Total gold production for 2025 is expected to be between 970,000 and 1,075,000 ounces. The expected increase in gold production relative to 2024 is predominantly due to the scheduled mining and processing of higher-grade ore from the Fekola Phase 7 and Cardinal pits made accessible by the deferred stripping campaign that was undertaken throughout 2024, the expected contribution from Fekola Regional starting in mid-2025, the commencement of mining of higher-grade ore at Fekola underground in mid-2025, and the commencement of gold production at the Goose Project by the end of the second quarter of 2025, partially offset by the scheduled conclusion of open pit mining activities and transition to underground mining and stockpile processing at the Otjikoto Mine in the third quarter of 2025. Total consolidated cash operating cost guidance for the Fekola Complex, Masbate Mine, and Otjikoto Mine for 2025 are forecast to be between $835 and $895 per gold ounce and total all-in sustaining cost guidance for the Fekola Complex, Masbate Mine, and Otjikoto Mine for 2025 are forecast to be between $1,460

3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

and $1,520 per gold ounce. Operating cost guidance for the Goose Project will be released in the second quarter of 2025 (prior to the commencement of initial production), after publication in the first quarter of 2025 of B2Gold’s initial Goose Project life of mine plan based on updated Mineral Reserves.

In January 2024, to further enhance the financial flexibility of the Company and provide additional cash liquidity as the Company continues to fund sustaining, development and growth projects across the operating portfolio, and increase financial capacity for potential growth projects in Namibia and Colombia, B2Gold entered into a series of prepaid gold sales (the "Gold Prepay") with a number of its existing RCF syndicate lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces, representing approximately 12% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance 2026). Gold deliveries can be satisfied with production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada.

On January 31, 2024, the Company announced positive exploration drilling results from the Antelope deposit at the Otjikoto Mine. The Antelope deposit, which comprises the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to further confirmatory drilling, is located approximately 3 kilometres ("km") south of the Otjikoto open pit. On June 20, 2024, the Company announced an initial Inferred Mineral Resource estimate for the Springbok Zone, the southernmost shoot of the Antelope deposit.

B2Gold successfully completed the 2024 winter ice road ("WIR") campaign in May 2024 and delivered all necessary material from the Marine Laydown Area ("MLA") to complete the construction of the Goose Project in the second quarter of 2025. The mill is now scheduled to start wet commissioning in the second quarter of 2025 with ramp up to full production in the third quarter of 2025. The Company estimates that gold production in calendar year 2025 will be between 120,000 ounces and 150,000 ounces. Development of the open pit and underground remain a priority to ensure that adequate material is available for start-up of the mill and that Echo Pit is available for tailings placement. Open pit mining is meeting production targets and is anticipated to be ready to receive tailings when the mill starts. The underground mine is tracking slightly behind budget but remains on schedule overall for commencement of production by the end of the second quarter of 2025. B2Gold is currently reviewing final options for mining of the crown pillar and maximizing volumes of Echo Pit.

All planned construction in 2024 has been completed and project construction and development continues to progress on track for first gold pour at the Goose Project in the second quarter of 2025, followed by a ramp up to commercial production in the third quarter of 2025. Sealift offloading performance increased in 2024 due to a newly constructed barge ramp, with ten supply vessels received at the MLA, ahead of schedule. All vessels have completed the offload of supplies to the MLA as of October 2024.

In the third quarter of 2024, the Company announced that total Goose Project construction, mine development, and sustaining capital cash expenditures (“Construction and Mine Development Cost”) before first gold production estimate is now C$1,540 million. Additionally, prior to first production, the Company anticipates spending approximately C$330 million to build up working capital and stockpiles at site, which further de-risks the ramp up of the operation and will reduce operating cash expenditures in the future.

On June 5, 2024, the Company entered into a purchase and sale agreement (the “Versamet Agreement”) to sell a portfolio of nine precious and base metals royalties (the “Royalties”) to Sandbox Royalties Corp. (“Sandbox”), which has subsequently changed its name to Versamet Royalty Corporation ("Versamet"), a private, returns-focused metals royalty company (the “Royalty Sale”). Under the terms of the Versamet Agreement, Versamet acquired ownership of the Royalties and as consideration issued 153.2 million common shares to B2Gold at a price of C$0.80 per share, representing an equity ownership interest in Versamet of 33.0% valued at approximately $90 million. The Royalties are comprised of the following:

•2.7% net smelter return (“NSR”) royalty on the Kiaka Gold Project, owned by West African Resources Ltd.;
•2.7% NSR royalty on the Toega Gold Deposit, owned by West African Resources Ltd.;
•2.0% NSR royalty on the Mocoa Project, owned by Libero Copper & Gold Corp.;
•1.5% NSR royalty on the Primavera Project, owned by Calibre Mining Corp.; and
•Five additional exploration stage royalties.

The closing of the first phase of the Royalty Sale occurred on June 5, 2024, and included the royalties on the Kiaka Gold Project, the Toega Gold Deposit, the Primavera Project, and two exploration stage royalties. In connection with the first phase closing, B2Gold received 122 million shares of Versamet. The closing of the second phase of the Royalty Sale occurred on August 13, 2024 and B2Gold received an additional 17 million shares of Versamet.

On June 18, 2024, the Company announced the results of a positive PEA prepared in accordance with National Instrument 43-101 (“NI 43-101”) on its 100% owned Gramalote gold project located in the Department of Antioquia, Colombia (the “Gramalote Project”). B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025.

On June 20, 2024, the Company completed the sale of an aggregate 79,000,000 common shares of Calibre in the ordinary course for investment purposes by way of a block trade (the “Calibre Transaction”) for aggregate gross proceeds of $100 million (C$139 million). Immediately prior to the Calibre Transaction, B2Gold owned 110,950,333 common shares of Calibre representing approximately 14.1% of Calibre. As a result of the Calibre Transaction, B2Gold’s ownership decreased to approximately 4.4% and no longer has the right to a seat on the Board of Directors of Calibre. The Company determined that it no longer has significant influence over Calibre and stopped equity accounting for Calibre as of June 20, 2024. In the second half of 2024, the Company disposed of its remaining 32 million share interest for proceeds of $58 million.

On September 11, 2024, the Company announced that it had reached a Memorandum of Understanding (the “MOU Agreement”) with the State of Mali (the “State”) in connection with the ongoing operation and governance of the Fekola Complex, including the development of both the underground project at the Fekola Mine (owned 80% by B2Gold and 20% by the State of Mali) and Fekola Regional. The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto and Bakolobi permits) and the Dandoko permit), which is located approximately 20 km from the Fekola Mine. The material terms of the MOU Agreement included:

•The Fekola Mine (including Fekola underground) continues to be governed by the 2012 Mining Code and the Fekola Mining Convention through 2040. This includes continued stability of the ownership, income tax and customs regimes and the Company’s dispute resolution rights under the Fekola Mining Convention;
•Distribution of all retained earnings currently attributable to the State’s 10% ordinary share interest and conversion of that interest to a 10% preferred share interest with priority dividends going forward;
•Settlement of any and all income tax assessments for the period from 2016 through 2023 and settlement of customs and regulatory disputes and assessments that are currently outstanding; and
•Acknowledgement by the State of outstanding value-added tax (“VAT”) credits and agreement on a repayment schedule outlining the timing for reimbursement of outstanding VAT, together with clear guidelines on the expectation for reimbursement of VAT going forward.

The Company made all required payments described above under the MOU Agreement by the end of December 2024.

On December 17, 2024, B2Gold completed the renewal of its RCF, increasing the total available amount from $700 million to $800 million, plus a $200 million accordion feature. The new RCF has a term until December 17, 2028. The RCF was completed with a syndicate of banks: Canadian Imperial Bank of Commerce, ING Bank N.V., The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, HSBC Bank USA, National Association and Citibank N.A., Canadian Branch.

On January 28, 2025, the Company issued convertible senior unsecured notes (“the Notes”) with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025. The Notes mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 common shares of B2Gold (“Shares”) per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represents a premium of approximately 35% relative to closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

In connection with the issuance of the Notes, B2Gold completed a cash settled total return swap with respect to approximately $50 million of Shares which were purchased by one of the initial purchasers of the Notes. The total return swap is intended to give B2Gold economic exposure to its Shares during the term of the total return swap, which is expected to be approximately one month. Such purchases may have the effect of increasing (or reducing the size of any decrease in) the market price of the Shares. Any unwind of such hedge positions, including at settlement of the total return swap, may have the effect of decreasing (or reducing the size of any increase in) the market price of the Shares or the Notes.

On February 4, 2025, the Company announced the positive PEA results for the Antelope deposit. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement the low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade. The PEA for Antelope indicates an initial mine life of 5 years and total production of 327,000 ounces averaging approximately 65,000 ounce per year over the life-of mine. In combination with the processing of existing low grade stockpiles, production from Antelope has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year from 2029 through 2032. The Company has approved an initial budget of up to $10 million for 2025 to de-risk the Antelope deposit development schedule by advancing early work planning, project permits, and long lead orders. Technical work including geotechnical, hydrogeological, and metallurgical testing is anticipated to be completed over the next several months. Cost and schedule assumptions will continue to be refined by working with suppliers and contractors, including running a competitive bid process for the development phase of the Antelope deposit. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly and Full Year Financial and Operating Results

	Three months ended		Year ended
	December 31		December 31
	2024	2023	2024	2023	2022

Gold revenue ($ in thousands)	499,788	511,974	1,902,030	1,934,272	1,732,590
Net (loss) income ($ in thousands)	(9,325)	(117,396)	(626,653)	41,588	286,723
(Loss) earnings per share – basic (1) ($/share)	(0.01)	(0.09)	(0.48)	0.01	0.24
(Loss) earnings per share – diluted (1) ($/share)	(0.01)	(0.09)	(0.48)	0.01	0.24
Cash provided by operating activities ($ in thousands)	120,544	205,443	877,604	714,453	595,798
Total assets ($ in thousands)	4,813,998	4,874,619	4,813,998	4,874,619	3,681,233
Non-current liabilities ($ in thousands)	1,197,614	651,173	1,197,614	651,173	335,828
Average realized gold price ($/ounce)	2,661	1,993	2,373	1,946	1,788
Adjusted net income(1)(2) ($ in thousands)	17,433	90,697	206,542	347,203	263,782
Adjusted earnings per share (1)(2) - basic ($)	0.01	0.07	0.16	0.28	0.25
Consolidated operations results:
Gold sold (ounces)	187,793	256,921	801,524	994,060	969,155
Gold produced (ounces)	186,001	270,611	785,134	992,343	973,003
Production costs ($ in thousands)	181,376	164,406	681,828	616,197	626,526
Cash operating costs(2) ($/gold ounce sold)	966	640	851	620	646
Cash operating costs(2) ($/gold ounce produced)	968	611	879	631	637
Total cash costs(2) ($/gold ounce sold)	1,235	769	1,034	756	768
All-in sustaining costs(2) ($/gold ounce sold)	1,668	1,264	1,463	1,199	1,022
Operations results including equity investment in Calibre:
Gold sold (ounces)	187,793	274,980	821,168	1,062,785	1,024,272
Gold produced (ounces)	186,001	288,665	804,778	1,061,060	1,027,874
Production costs ($ in thousands)	181,376	181,801	706,954	683,963	684,894
Cash operating costs(2) ($/gold ounce sold)	966	661	861	644	669
Cash operating costs(2) ($/gold ounce produced)	968	633	889	654	660
Total cash costs(2) ($/gold ounce sold)	1,235	786	1,041	776	788
All-in sustaining costs(2) ($/ounce gold sold)	1,668	1,257	1,465	1,201	1,033

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Annual results

Revenue

Consolidated gold revenue for the year ended December 31, 2024 was $1.90 billion on sales of 801,524 ounces at an average realized gold price of $2,373 per ounce, compared to $1.93 billion on sales of 994,060 ounces at an average realized gold price of $1,946 per ounce in 2023. The decrease in gold revenue of 2% ($32 million) was due to a decrease in gold ounces sold partially offset by an increase in the average realized gold price.

For the year ended December 31, 2024, the Fekola Mine accounted for $952 million (2023 - $1.14 billion) of gold revenue from the sale of 404,458 ounces (2023 - 588,460 ounces), the Masbate Mine accounted for $464 million (2023 - $373 million) of gold revenue from the sale of 193,270 ounces (2023 - 190,800 ounces) and the Otjikoto Mine accounted for $486 million (2023 - $418 million) of gold revenue from the sale of 203,796 ounces (2023 - 214,800 ounces).

Production and operating costs

Total gold production for 2024 was 804,778 ounces (including 19,644 ounces of attributable production from Calibre) (2023 - 1,061,060 ounces), at the low end of the Company's guidance range of between 800,000 and 870,000 ounces. Consolidated gold production from the Company’s three operating mines was 785,134 ounces (2023 - 992,343 ounces), at the low end of the guidance range of between 780,000 and 850,000 ounces. In 2024, the Fekola Mine produced 392,946 ounces of gold, below the low end of its guidance range of between 420,000 and 450,000 ounces due to delays in accessing higher-grade ore from Fekola Phase 7 as a result of lower realized mine production (refer to "Review of Mining Operations and Development Projects" section below). The Masbate and Otjikoto mines continued their strong performance in 2024. The Masbate Mine produced 194,046 ounces of gold, at the upper end of its guidance range of 175,000 to 195,000 ounces, while the Otjikoto Mine produced 198,142 ounces of gold, near the mid-point of its guidance range of 185,000 to 205,000 ounces.

For the year ended December 31, 2024, consolidated cash operating costs (refer to "Non-IFRS Measures") were $879 per gold ounce produced ($851 per gold ounce sold), $21 (2%) per gold ounce produced higher than budget and $248 (39%) per gold ounce produced higher than 2023. Including estimated attributable results for Calibre, cash operating costs for the year ended December 31, 2024 were $889 per gold ounce produced ($861 per gold ounce sold) at the upper end of the Company's guidance range of $835 to $895 per ounce and $235 (36%) per gold ounce produced higher than 2023. Cash operating cost per gold ounce produced for 2024 was higher than 2023 mainly as a result of higher production in 2023 compared to 2024.

Consolidated all-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2024 were $1,463 per gold ounce sold compared to $1,199 per gold ounce sold for 2023. Including estimated attributable results for Calibre, all-in sustaining costs for the year ended December 31, 2024 were $1,465 per gold ounce sold ($1,201 per gold ounce sold for 2023), within the Company's guidance range of $1,420 to $1,480 per ounce sold.
Depreciation and depletion
Depreciation and depletion expense, included in total cost of sales, was $367 million for the year ended December 31, 2024 compared to $402 million in 2023. The 9% decrease in depreciation expense was mainly due to a 19% decrease in gold ounces sold partially offset by an increase in the depreciation charge per ounce sold.
Royalties and production taxes
Royalties and production taxes included in total cost of sales were $147 million for the year ended December 31, 2024 compared to $136 million for the year ended December 31, 2023. The 8% increase in royalties and production taxes was mainly due to a 22% increase in average realized gold price and an increase in royalties and revenue-based production taxes and State funds for the Fekola Mine, partially offset by a 19% decrease in gold ounces sold.

Other

G&A costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. For the year ended December 31, 2024, G&A costs decreased by $3 million to $59 million, primarily due to lower bank charges.

Share-based payment expense for the year ended December 31, 2024 was $25 million compared to $21 million for 2023. The higher share-based payment expense resulted from the issuance of the remaining shares in the Company's incentive trust in 2024.

For the year ended December 31, 2024, the Company recorded impairment charges totalling $876 million relating to the Fekola Complex of $194 million (pre-tax $215 million less $21 million deferred tax recovery) and the Goose Project of $661 million (refer to "Critical Accounting Estimates" section below). For the year ended December 31, 2023, the Company recorded impairment charges totalling $322 million consisting mainly of a $112 million impairment charge on the Gramalote Project as a result of the Company's acquisition from AngloGold Ashanti Limited ("AngloGold") of the remaining 50% stake in the Gramalote Project and a $206 million impairment charge on the Fekola Complex. The net impairment charge for the Fekola Complex was $192 million (pre-tax $206 million less $14 million deferred tax recovery).

For the year ended December 31, 2023, the Company recorded a $20 million write-down of mineral property interests relating to greenfield exploration targets.
For the year ended December 31, 2024, the Company recorded a $56 million gain on sale of mining interests in relation to the royalty portfolio sale to Versamet and recorded a $17 million gain on sale of shares in associate in relation to the sale of Calibre shares.
The Company recorded an expense for non-recoverable input taxes of $13 million for the year ended December 31, 2024 compared to $6 million for the year ended December 31, 2023.

The Company reported $24 million in foreign exchange losses for the year ended December 31, 2024 compared to foreign exchange losses of $16 million in 2023, reflecting the weakening of the Malian currency.

For the year ended December 31, 2024, the Company's estimate of its share of its associates' net income was approximately $3 million compared to $20 million in 2023. For the year ended December 31, 2024, this included an estimate of the Company's share of net loss for Versamet of $2 million. The Company will update any differences in the first quarter of 2025.

For the year ended December 31, 2023, the Company recorded a $12 million provision for recognition of Otjikoto severance costs.

Other operating expenses for the year ended December 31, 2024 were $29 million, which included $17 million for a regulatory dispute settlement in Mali and $8 million for non-capital exploration.

The Company reported $35 million in interest and financing expense for the year ended December 31, 2024 compared to $14 million in 2023 reflecting the financing costs associated with the Gold Prepay and the RCF for 2024. For the year ended December 31, 2024, the Company recorded interest income of $21 million compared to $19 million in 2023.

The Company reported a loss on change in fair value of the gold stream obligation of $27 million for the year ended December 31, 2024 resulting from changes in life-of-mine ounce profile, gold forward curve prices and interest rates compared to a loss of $12 million for the year ended December 31, 2023.
For the year ended December 31, 2024, the Company recorded a dilution loss on its investment in Calibre of $9 million mainly relating to the dilution of the Company's investment in Calibre from 24% to 15% following Calibre's acquisition of Marathon Gold Corp. in January 2024.

Other non-operating expense for the year ended December 31, 2024 was $8 million compared to an other non-operating expense for the year ended December 31, 2023 of $3 million. The non-operating expense for the year ended December 31, 2024 mainly consisted of a $7 million expected credit loss on the loan to an associate.

Current income tax, withholding and other taxes

For the year ended December 31, 2024, the Company recorded a net current income, withholding and other taxes expense of $320 million compared to $290 million in 2023, consisting of current income tax of $264 million (2023 - $227 million), the 20% priority dividend to the State of Mali of $26 million (2023 - $36 million) and withholding tax (on intercompany dividends/management fees) of $29 million (2023 - $27 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to 2023, current tax expense for 2024 was higher mainly as a result of an increase in Fekola Mine tax audit accruals of $67 million and an increase in the Fekola priority dividend of $13 million pursuant to the MOU Agreement signed with the State of Mali in September 2024, which was partially offset by the effects of lower income for 2024 as compared to 2023. For the year ended December 31, 2024, the Company recorded a deferred income tax recovery of $2 million compared to a deferred income tax recovery of $11 million in 2023. The 2024 deferred tax recovery includes $32 million lower future withholding taxes and $42 million higher foreign exchange effects. These temporary differences mainly arise from differences in accounting and taxable income mainly due to the Fekola Complex impairment and lower tax depreciation for Otjikoto.
For the year ended December 31, 2024, the Company generated a net loss of $627 million predominantly due to non-cash impairment charges on the Goose Project and the Fekola Complex (refer to "Review of Mining Operations and Development Projects" section below) compared to net income of $42 million in 2023 including a net loss attributable to the shareholders of the Company of $630 million (net loss attributable to shareholders of the Company of $0.48 per share) compared to $10 million ($0.01 per share) in 2023. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the year ended December 31, 2024 was $207 million ($0.16 per share) compared to $347 million ($0.28 per share) in 2023. Adjusted net income for the year ended December 31, 2024 excluded impairment of long-lived assets of $858 million (refer to "Critical Accounting Estimates" section below), gain on sale of shares of associate of $17 million, gain on sale of mining interests of $56 million, regulatory dispute settlement of $15 million, loss on change in fair value of the gold stream obligation of $27 million, dilution loss on investment in Calibre of $9 million and deferred income tax recovery of $3 million.
Cash flow provided by operating activities was $878 million for the year ended December 31, 2024 compared to $714 million during 2023, an increase of $164 million, due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, partially offset by lower gold revenues, higher production costs, higher long-term inventory outflows and higher working capital outflows. During the year ended December 31, 2024, the Company paid $360 million (2023 - $239 million) of current income tax, withholding and other taxes in cash, including $95 million related to 2023 outstanding tax liability obligations and $70 million for the settlement of Fekola Mine income tax assessments under the MOU Agreement signed with the State of Mali in September 2024. Based on current assumptions, including an average gold price of $2,250 per ounce for 2025, the Company is forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2025 of approximately $206 million.

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2024, the Company had cash and cash equivalents of $337 million compared to cash and cash equivalents of $307 million at December 31, 2023. Working capital (defined as current assets less current liabilities) at December 31, 2024 was $321 million compared to $397 million at December 31, 2023. At December 31, 2024, the Company had $400 million drawn on the Company's $800 million RCF with $400 million remaining available for future draw downs. Subsequent to December 31, 2024, the RCF balance was repaid using funds raised from the Notes offering completed in January 2025 as described below, leaving the full balance available under the RCF for future draw downs.

Fourth quarter 2024 and 2023

Revenue

For the fourth quarter of 2024, consolidated gold revenue was $500 million on sales of 187,793 ounces at an average realized gold price of $2,661 per ounce, compared to $512 million on sales of 256,921 ounces at an average realized gold price of $1,993 per ounce in the fourth quarter of 2023. The fourth quarter decrease in gold revenue of 2% ($12 million) was due to a decrease in gold ounces sold (mainly due to the lower gold production), partially offset by an increase in the average realized gold price.

In the fourth quarter of 2024, the Fekola Mine accounted for $230 million (fourth quarter of 2023 - $256 million) of gold revenue from the sale of 86,453 ounces (fourth quarter of 2023 - 128,321 ounces), the Masbate Mine accounted for $136 million (fourth quarter of 2023 - $107 million) of gold revenue from the sale of 51,010 ounces (fourth quarter of 2023 - 53,500 ounces), the Otjikoto Mine accounted for $134 million (fourth quarter of 2023 - $149 million) of gold revenue from the sale of 50,330 ounces (fourth quarter of 2023 - 75,100 ounces).

Production and operating costs
In the fourth quarter of 2024, B2Gold’s consolidated gold production was 186,001 ounces, 25% (61,822 ounces) lower than budget and 31% (84,610 ounces) lower than the fourth quarter of 2023. In the fourth quarter of 2024, at the Fekola Mine, production was lower than expected due to the continued delays in accessing higher-grade ore from Fekola Phase 7, a result of lower realized mine production from the Fekola Phase 7 and Cardinal pits during the period. Mining and processing of these higher-grade tonnes is now expected in 2025 as equipment availability had returned to full capacity and mining rates were back to expected levels at the end of 2024. The Fekola Mine and mill are operating without limitations and gold production is being exported for refining as per its regular planned schedule. Masbate and Otjikoto both continued to outperform expectations in the fourth quarter of 2024, which partially offset the lower than expected production levels at Fekola during the fourth quarter.
In the fourth quarter of 2024, consolidated cash operating costs (refer to "Non-IFRS Measures") were $968 per gold ounce produced ($966 per gold ounce sold), $247 (34%) per gold ounce produced above budget and $357 (58%) per gold ounce produced higher than the fourth quarter of 2023. Consolidated cash operating costs for the fourth quarter of 2024 were higher than budget and the fourth quarter of 2023 as a result of lower production in the fourth quarter of 2024.
Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the fourth quarter of 2024 were $1,668 per gold ounce sold, $502 (43%) per ounce sold higher than the budget of $1,166 per gold ounce sold and higher than $1,264 per gold ounce sold for the fourth quarter of 2023. Consolidated all-in sustaining costs for the fourth quarter of 2024 were higher than budget as a result of lower than budgeted gold ounces sold resulting from lower than budgeted production, higher than budgeted royalties resulting from a higher than budgeted gold price as well as new royalties and revenue-based taxes and State funds implemented in 2024 for the Fekola Mine.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $94 million in the fourth quarter of 2024 compared to $109 million in the fourth quarter of 2023. The 14% decrease in depreciation expense was primarily due to a 27% decrease in the gold ounces sold partially offset by an increase in the depreciation charge per ounce of gold sold.
Royalties and production taxes
Royalties and production taxes included in total cost of sales were $51 million for the fourth quarter of 2024 compared to $33 million in the fourth quarter of 2023. The 55% increase in royalties and production taxes resulted mainly from an increase in the royalties and revenue based production taxes and State funds for the Fekola Mine, partially offset by a 27% decrease in gold ounces sold.
Other
G&A for the fourth quarter of 2024 of $19 million which was $2 million lower than the fourth quarter of 2023, primarily due to lower bank charges.
Share-based payment expense for the fourth quarter of 2024 was $10 million, $5 million higher than the fourth quarter of 2023. The higher share-based payment expense resulted from the issuance of the remaining shares from the Company's incentive trust in the fourth quarter of 2024.

For the fourth quarter of 2023, the Company recorded impairment charges totalling $206 million on the Fekola Complex. The net impairment charge for the Fekola Complex was $192 million (pre-tax $206 million less $14 million deferred income tax recovery).
The Company recorded foreign exchange losses of $16 million for the fourth quarter of 2024 compared to $1 million for the fourth quarter of 2023, reflecting the weakening of the Malian currency.
Other operating income for the fourth quarter of 2024 of $5 million included $8 million for a net realizable value adjustment reversal to the Goose Project ore stockpile partially offset by $2 million for non-capital exploration.
The Company reported $11 million in interest and financing expense for the fourth quarter of 2024 compared to $5 million in the fourth quarter of 2023 as a result of financing expense related to the Gold Prepay. For the fourth quarter of 2024, the Company recorded interest income of $4 million compared to $3 million in the fourth quarter of 2023.
The Company reported a loss on change in fair value of the gold stream obligation of $6 million for the fourth quarter of 2024 resulting from changes in long-term gold prices and interest rates compared to a loss of $19 million for the fourth quarter of 2023.
Other non-operating expense for the fourth quarter of 2024 was $10 million compared to other non-operating income for the fourth quarter of 2023 of $1 million. The non-operating expense for the fourth quarter of 2024 mainly consisted of a $7 million expected credit loss on the loan to an associate.
For the fourth quarter of 2024, the Company recorded a net current income, withholding and other taxes expense of $87 million compared to $74 million in the fourth quarter of 2023, consisting of current income tax of $49 million (fourth quarter of 2023 - $64 million), the 20% priority dividend to the State of Mali of $16 million (fourth quarter of 2023 - $8 million) and withholding tax (on dividends from subsidiaries/intercompany interest/management fees) of $22 million (fourth quarter of 2023 - $2 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. During the fourth quarter of 2024, the priority dividend rate increased from 10% to 20% retroactive to the beginning of the year. Compared to the fourth quarter of 2023, current tax expense for the fourth quarter of 2024 was $15 million lower mainly because of lower income in the fourth quarter of 2024. This decrease was more than offset by $20 million higher withholding tax on intercompany dividends and $8 million higher priority dividends in the fourth quarter of 2024. For the fourth quarter of 2024, the Company recorded a deferred income tax expense of $31 million compared to a deferred income tax recovery of $13 million in the fourth quarter of 2023. The fourth quarter of 2024 deferred tax expense includes $29 million lower future withholding taxes, $50 million higher foreign exchange effects and $23 million of other changes mainly due to higher temporary differences between accounting and taxable income.
Net loss for the fourth quarter of 2024 was $9 million compared to a net loss of $117 million for the fourth quarter of 2023. For the fourth quarter of 2024, the Company generated a net loss attributable to the shareholders of the Company of $12 million (net loss attributable to shareholders of the Company of $0.01 per share) compared to a net loss attributable to the shareholders of the Company of $113 million (net loss attributable to shareholders of the Company of $0.09 per share) in the fourth quarter of 2023. Adjusted net income attributable to shareholders of the Company (refer to “Non-IFRS Measures”) for the fourth quarter of 2024 was $17 million ($0.01 per share) compared to $91 million ($0.07 per share) in the fourth quarter of 2023. Adjusted net income in the fourth quarter of 2024 excluded loss on the change in fair value of gold stream obligation of $6 million and deferred income tax expense of $27 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Year ended
	December 31		December 31
	2024	2023	2024	2023

Gold revenue ($ in thousands)	229,779	255,509	951,676	1,143,781
Gold sold (ounces)	86,453	128,321	404,458	588,460
Average realized gold price ($/ounce)	2,658	1,991	2,353	1,944
Tonnes of ore milled	2,442,390	2,419,637	9,891,717	9,408,400
Grade (grams/tonne)	1.17	1.99	1.34	2.13
Recovery (%)	91.9	93.4	92.6	92.3
Gold production (ounces)	84,015	143,010	392,946	590,243
Production costs ($ in thousands)	107,778	82,921	384,221	333,215
Cash operating costs(1) ($/gold ounce sold)	1,247	646	950	566
Cash operating costs(1) ($/gold ounce produced)	1,192	605	990	572
Total cash costs(1) ($/gold ounce sold)	1,684	809	1,198	729
All-in sustaining costs(1) ($/gold ounce sold)	2,237	1,444	1,723	1,194
Capital expenditures ($ in thousands)	59,571	87,830	257,776	298,942
Exploration ($ in thousands)	1,292	2,022	4,428	3,728
(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 392,946 ounces of gold for the full year 2024, below the low-end of its annual guidance range of between 420,000 and 450,000 ounces due to the significant delays in accessing the higher-grade ore from Fekola Phase 7 and 33% (197,297 ounces) lower compared to 2023. At the end of 2024, equipment availability was at full capacity and mining rates were as expected, with gold production to start 2025 meeting expectations. The Fekola Mine and mill are operating without limitations and gold production is being exported for refining as per its regular planned schedule. For the year ended December 31, 2024, mill feed grade was 1.34 g/t compared to budget of 1.77 g/t and 2.13 g/t in 2023; mill throughput was 9.89 million tonnes (an annual record) compared to budget of 9.38 million tonnes and 9.41 million tonnes in 2023; and gold recovery averaged 92.6% compared to budget of 90.8% and 92.3% in 2023. In the fourth quarter of 2024, the Fekola Mine in Mali produced 84,015 ounces of gold, 45% (68,098 ounces) lower than budgeted and 41% (58,995 ounces) lower compared to the fourth quarter of 2023, largely due to delays experienced in accessing higher-grade ore in Fekola Phase 7, a result of lower realized mine production from the Fekola Phase 7 and Cardinal pits during the period. Damage to an excavator earlier in 2024 and the subsequent need for replacement equipment impacted equipment availability throughout 2024, reducing tonnes mined, which continued to affect the availability of higher-grade ore of Fekola Phase 7 during the fourth quarter of 2024 resulting in less higher-grade ore processed. Mining and processing of these higher-grade tonnes is now expected in 2025 as equipment availability and utilization having returned to full capacity with mining rates at the end of 2024 exceeding budgeted mining rates for 2025. Despite short term variations, overall mined ore volumes and grades continue to reconcile relatively well with modelled values. The Fekola processing facilities continued to perform well with 2.4 million tonnes processed during the fourth quarter of 2024. During the fourth quarter of 2024, the Fekola processing facilities continued to outperform budget as a result of continued favorable ore fragmentation and continued optimization of the grinding circuit. For the fourth quarter of 2024, mill feed grade was 1.17 g/t compared to budget of 2.15 g/t and 1.99 g/t in the fourth quarter of 2023; mill throughput was 2.44 million tonnes compared to budget of 2.41 million tonnes and 2.42 million tonnes in the fourth quarter of 2023; and gold recovery averaged 91.9% compared to budget of 91.4% and 93.4% in the fourth quarter of 2023.

For the year ended December 31, 2024, the Fekola Mine's cash operating costs (refer to “Non-IFRS Measures”) of $990 per ounce produced ($950 per gold ounce sold) were above the higher end of Fekola's guidance range of between $870 to $930 per ounce and $418 (73%) per ounce produced higher than in 2023. Fekola's cash operating costs per ounce produced for the year ended December 31, 2024 were above the higher end of the guidance range, primarily the result of lower than budgeted production and higher than budgeted production costs due to lower than budgeted deferred stripping and stockpile inventory changes. Fekola’s cash operating costs for the fourth quarter of 2024 were $1,192 per gold ounce produced ($1,247 per gold ounce sold), $568 (91%) per ounce produced higher than the budget of $624 per ounce produced and higher than the $605 per gold ounce produced for the fourth quarter of 2023. For the fourth quarter of 2024, cash operating costs per ounce produced were higher compared to budget and the fourth quarter of 2023 for the same reasons noted above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Fekola Mine for the year ended December 31, 2024 were $1,723 per gold ounce sold, higher than the guidance range of between $1,510 and $1,570 per ounce. For the year ended December 31, 2023, all-in sustaining costs were $1,194 per gold ounce sold. All-in sustaining costs for the year ended December 31, 2024 were above the Fekola Mine's guidance range as a result of lower than budgeted gold ounces sold resulting from lower than budgeted production and higher than budgeted royalties resulting from a higher than budgeted gold price as well as new royalties and revenue based production taxes and State funds implemented later in the third quarter of 2024. All-in sustaining costs for the fourth quarter of 2024 were $2,237 per gold ounce sold compared to a budget of $1,084 per gold ounce sold and $1,444 per gold ounce sold in the fourth quarter of 2023. As with the full year 2024, all-in sustaining costs per ounce for the fourth quarter of 2024 were higher than budgeted as a result of lower than budgeted gold ounces sold and higher than budgeted royalties and revenue-based production taxes and State funds.

Capital expenditures for the year ended December 31, 2024 totalled $258 million, primarily consisting of $63 million for deferred stripping, $58 million for mobile equipment purchases and rebuilds, $34 million for tailings storage facility ("TSF") expansion and equipment, $64 million for the development of the Fekola underground mine, $21 million for the expansion of the solar power plant, $8 million for process and power plant and $5 million for other mining sustaining capital. Capital expenditures in the fourth quarter of 2024 totalled $60 million, primarily consisting of $9 million for deferred stripping, $21 million for mobile equipment purchases and rebuilds, $6 million for TSF expansion and equipment, $17 million for the development of the Fekola underground mine and $2 million for the expansion of the solar power plant.

On September 11, 2024, the Company announced that it entered into the MOU Agreement with the State of Mali in connection with the ongoing operation and governance of the Fekola Complex, including the development of both the underground project at the Fekola Mine (owned 80% by B2Gold and 20% by the State of Mali) and Fekola Regional. The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto, and Bakolobi permits) and the Dandoko permit). The material terms of the MOU Agreement include:

•The Fekola Mine (including Fekola underground) continues to be governed by the 2012 Mining Code and the Fekola Mining Convention through 2040. This includes continued stability of the ownership, income tax and customs regimes and the Company’s dispute resolution rights under the Fekola Mining Convention;
•Distribution of all retained earnings currently attributable to the State’s 10% ordinary share interest and conversion of that interest to a 10% preferred share interest with priority dividends going forward (Distributed: $107 million was distributed to the State in the fourth quarter of 2024);
•Settlement of any and all income tax assessments for the period from 2016 through 2023 and settlement of customs and regulatory disputes and assessments currently outstanding (Settled: The Company made payments of $17 million in the third quarter of 2024 and $70 million in the fourth quarter of 2024 as final settlement of income tax assessments and customs and regulatory disputes); and
•Acknowledgement by the State of outstanding VAT credits and agreement on a repayment schedule outlining the timing for reimbursement of outstanding VAT, together with clear guidelines on the expectation for reimbursement of VAT going forward.

As outlined above, upon approval of the Fekola Board of Directors and completion of remaining local statutory requirements, Fekola in the fourth quarter of 2024 distributed $107 million to the State reflecting the amount of retained earnings already accrued to the State as at December 31, 2023, from its ordinary share ownership. For 2024 onwards, the State holds a 20% preferred share interest, and the remaining 80% interest in Fekola continues to be held by B2Gold as an ordinary share interest.

The Company has agreed to begin to pay taxes on Fekola Mine fuel imports that were previously exonerated under the Fekola Mining Convention. To offset the cost of these taxes, the State has agreed to a 2% reduction in revenue-based taxes and royalties to be applied to the entire Fekola Complex, which includes both the Fekola Mine and Fekola Regional. The 2% reduction in revenue-based taxes and royalties is expected to offset substantially all of the cost of Fekola Mine fuel taxes going forward.

The Fekola Mining Convention stabilized the income tax and customs regimes in place when the Fekola mining license was issued in 2014. Under the terms of the MOU Agreement, B2Gold and the State have agreed that the revenue-based production tax royalties, which in the Company’s view does not meet the definition of an income tax under the 2012 Mining Code and that the State infrastructure, local development and mining funds introduced or clarified by the 2023 Mining Code and its related Implementation Decree, will apply to the Fekola Mine. The material terms of the MOU Agreement described above were included in the key estimates used to determine the fair value estimate for the Fekola Complex as of June 30, 2024, which resulted in a non-cash net impairment charge previously disclosed in the second quarter of 2024 financial statements. Under the terms of the MOU Agreement, the State has agreed that the Company will be entitled to realize the benefit of any terms that are more favorable than those agreed to as at the date of the MOU Agreement in the event of any subsequent amendment to the 2023 Mining Code or Implementation Decree.

As part of the MOU Agreement, the State has also committed to issuing the Company the exploitation permits for Fekola Regional and approving the exploitation phase for Fekola underground in an expeditious manner. The development of Fekola Regional is expected to demonstrate positive economics through the enhancement of the overall production profile and the extension of mine life of the Fekola Complex by providing additional higher-grade open-pit ore to be trucked approximately 20 km and fed into the Fekola mill. Trucking of higher-grade open-pit ore from the Fekola Regional to the Fekola mill is expected to contribute approximately 180,000 ounces of additional annual gold production per year in its first four full years of production from 2026 through 2029. Importantly, the haul road from Fekola Regional to the Fekola Mine is operational as construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot and offices) was completed on schedule in 2023. Upon issuance of the exploitation permits for Fekola Regional, now expected in the first quarter of 2025, mining operations will begin with initial gold production expected to commence in mid-2025. Approval of the exploitation phase to mine higher-grade ore from the Fekola underground is anticipated to be received in the second quarter of 2025 with initial gold production from Fekola underground expected to commence in mid-2025.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto, and Bakolobi permits) and the Dandoko permit). The Fekola Complex in Mali is expected to produce between 515,000 and 550,000 ounces of gold in 2025 at cash operating costs of between $845 and $905 per ounce and all-in sustaining costs of between $1,550 and $1,610 per ounce. The Fekola Complex’s total 2025 gold production is anticipated to increase significantly relative to 2024, due to the contribution of higher-grade ore from Fekola Regional and Fekola underground in mid-2025. Fekola Regional is anticipated to contribute between 20,000 and 25,000 ounces of additional gold production in 2025 through the trucking of open pit ore to the Fekola mill, and between 25,000 and 35,000 ounces of gold production is expected from the mining of higher-grade ore at Fekola underground, with production expected to commence in mid-2025.

The Fekola Complex is projected to process 9.56 million tonnes of ore during 2025 at an average grade of 1.84 g/t gold with a process gold recovery of 93.4%. Gold production is expected to be weighted approximately 40% to the first half of 2025 and 60% to the second half of 2025.

Capital expenditures in 2025 at Fekola are expected to total approximately $234 million. Approximately $197 million are expected to be classified as sustaining capital expenditures and $37 million are expected to be classified as non-sustaining capital expenditures. Sustaining capital expenditures are expected to include approximately: $106 million for deferred stripping, $44 million for new and replacement Fekola mining equipment, $15 million for TSF construction, $14 million for underground development, $7 million for other mining costs, $5 million for general site expenses, $4 million for powerhouse, and $2 million for process plant. Non-sustaining capital expenditures are expected to include $21 million for underground development, $14 million for regional development, and $2 million for mining equipment.

Masbate Mine – Philippines

	Three months ended		Year ended
	December 31		December 31
	2024	2023	2024	2023

Gold revenue ($ in thousands)	135,976	107,063	464,141	372,902
Gold sold (ounces)	51,010	53,500	193,270	190,800
Average realized gold price ($/ounce)	2,666	2,001	2,402	1,954
Tonnes of ore milled	2,190,610	2,077,503	8,600,241	8,302,075
Grade (grams/tonne)	0.95	0.90	0.96	0.97
Recovery (%)	74.1	77.0	72.8	74.5
Gold production (ounces)	49,534	46,490	194,046	193,502
Production costs ($ in thousands)	38,392	43,733	161,462	160,952
Cash operating costs(1) ($/gold ounce sold)	753	817	835	844
Cash operating costs(1) ($/gold ounce produced)	835	910	838	859
Total cash costs(1) ($/gold ounce sold)	897	933	974	966
All-in sustaining costs(1) ($/gold ounce sold)	1,102	1,118	1,155	1,143
Capital expenditures ($ in thousands)	9,534	9,195	29,763	30,142
Exploration ($ in thousands)	610	1,067	3,649	3,808

(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong operational performance in 2024, producing 194,046 ounces of gold, at the upper end of its guidance range of 175,000 to 195,000 ounces and consistent with the year ended December 31, 2023. For the year ended December 31, 2024, mill feed grade was 0.96 g/t compared to budget of 0.93 g/t and 0.97 g/t in 2023; mill throughput was 8.60 million tonnes compared to budget of 7.94 million tonnes and 8.30 million tonnes in 2023; and gold recovery averaged 72.8% compared to budget of 76.0% and 74.5% in 2023. In the fourth quarter of 2024, Masbate produced 49,534 ounces of gold, 10% (4,324 ounces) higher than budget as a result of higher than anticipated mill throughput and slightly higher ore grade than budgeted, partially offset by slightly lower than expected gold recovery. Fourth quarter of 2024 mill feed grade was 0.95 g/t compared to budget of 0.95 g/t and 0.90 g/t in the fourth quarter of 2023; mill throughput was 2.19 million tonnes compared to budget of 1.97 million tonnes and 2.08 million tonnes in the fourth quarter of 2023; and gold recovery averaged 74.1% compared to budget of 76.4% and 77.0% in the fourth quarter of 2023. Fourth quarter of 2024 gold production was higher by 7% (3,044 ounces) compared to the fourth quarter of 2023 due to higher processed ore grade and higher mill throughput.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) of $838 per ounce produced for the year ended December 31, 2024 ($835 per gold ounce sold) were below the lower end of the guidance range of between $910 to $970 per ounce and consistent with the year ended December 31, 2023. Cash operating costs per gold ounce produced for the year ended December 31, 2024 were below budget primarily due to higher than budgeted gold production, lower than anticipated mining and processing costs and higher mill productivity. The Masbate Mine's cash operating costs for the fourth quarter of 2024 were $835 per gold ounce produced ($753 per gold ounce sold) which was $135 (14%) per ounce produced lower than budget and $75 (8%) per ounce produced lower than the fourth quarter of 2023. The reasons for the variances in cash operating costs per ounce produced for the fourth quarter of 2024 compared to budget were similar to those noted for the year ended December 31, 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Masbate Mine were $1,155 per gold ounce sold for the year ended December 31, 2024, well below the lower end of its guidance range of between $1,260 and $1,320 per ounce sold and consistent with the $1,143 per gold ounce sold for the year ended December 31, 2023. All-in sustaining costs for the year ended December 31, 2024 were lower than the guidance range as a result of higher than budgeted gold ounces sold, lower than budgeted cash operating costs described above and lower than budgeted sustaining capital expenditures, partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. All-in sustaining costs for the fourth quarter of 2024 were $1,102 per gold ounce sold compared to a budget of $1,287 per gold ounce sold and $1,118 per gold ounce sold in the fourth quarter of 2023. All-in sustaining costs for the fourth quarter of 2024 were below budget as a result of higher than budgeted gold ounces sold, lower than budgeted cash operating costs described above, partially offset by higher than budgeted sustaining capital expenditures and higher gold royalties resulting from a higher than budgeted average realized gold price.

Capital expenditures totalled $30 million in 2024, primarily consisting of mobile equipment rebuilds and purchases of $14 million, $3 million in deferred stripping, $3 million for process plant upgrades, $3 million for expansion of the existing TSF and $2 million for land purchases. Capital expenditures for the fourth quarter of 2024 totalled $10 million, primarily consisting of $4 million for mobile equipment rebuilds and purchases, $1 million in deferred stripping and $1 million for expansion of the existing TSF and $1 million for powerhouse rebuilds.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2025 at cash operating costs of between $955 and $1,015 per ounce and all-in sustaining costs of between $1,310 and $1,370 per ounce. Gold production at Masbate is expected to be relatively consistent throughout 2025. Masbate is projected to process 8.0 million tonnes of ore at an average grade of 0.88 g/t gold with a process gold recovery of 79.9%. Mill feed will be a blend of mined fresh ore from the Main Vein pit and low-grade ore stockpiles.

Capital expenditures for 2025 at Masbate are expected to total $47 million. Approximately $30 million are expected to be classified as sustaining capital expenditures and $17 million are expected to be classified as non-sustaining capital expenditures. Sustaining capital expenditures are expected to include $8 million for deferred stripping, $7 million for mining equipment rebuilds and replacements, $6 million for construction of a new solar plant, $5 million for tailings storage facility construction, $3 million for processing, and $1 million for general site facilities. Non-sustaining capital expenditures are expected to include $13 million for Pajo pit land acquisition and $4 million for Pajo development.

Otjikoto Mine - Namibia

	Three months ended		Year ended
	December 31		December 31
	2024	2023	2024	2023

Gold revenue ($ in thousands)	134,034	149,402	486,213	417,589
Gold sold (ounces)	50,330	75,100	203,796	214,800
Average realized gold price ($/ounce)	2,663	1,989	2,386	1,944
Tonnes of ore milled	788,536	888,561	3,338,384	3,443,308
Grade (grams/tonne)	2.10	2.88	1.87	1.91
Recovery (%)	98.6	98.5	98.6	98.6
Gold production (ounces)	52,452	81,111	198,142	208,598
Production costs ($ in thousands)	35,206	37,752	136,145	122,030
Cash operating costs(1) ($/gold ounce sold)	700	503	668	568
Cash operating costs(1) ($/gold ounce produced)	733	451	699	585
Total cash costs(1) ($/gold ounce sold)	806	582	763	646
All-in sustaining costs(1) ($/gold ounce sold)	913	816	951	984
Capital expenditures ($ in thousands)	2,714	14,797	28,842	61,063
Exploration ($ in thousands)	2,634	1,410	7,825	3,863
(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, had a strong finish to 2024 and produced 198,142 ounces of gold, near the mid-point of its guidance range of between 185,000 and 205,000 ounces and 5% (10,456 ounces) lower compared to 2023, mainly due to the planned processing of slightly lower grade ore in 2024 as compared to 2023, as well as lower mill throughput as a result of SAG mill girth gear maintenance repairs completed during 2024. For the year ended December 31, 2024, mill feed grade was 1.87 g/t compared to budget of 1.77 g/t and 1.91 g/t in 2023; mill throughput was 3.34 million tonnes compared to budget of 3.41 million tonnes and 3.44 million tonnes in 2023; and gold recovery averaged 98.6% compared to budget of 98.0% and 98.6% in 2023. In the fourth quarter of 2024, the Otjikoto Mine produced 52,452 ounces of gold which was 4% (1,952 ounces) above budget and 35% (28,659 ounces) lower than the fourth quarter of 2023 mainly due to the planned processing of lower grade ore in the fourth quarter of 2024 as compared to the fourth quarter of 2023, as well as lower than budgeted mill throughput during the fourth quarter of 2024, a result of SAG mill girth gear maintenance repairs completed during the quarter. For the fourth quarter of 2024, mill feed grade was 2.10 g/t compared to budget of 1.87 g/t and 2.88 g/t in the fourth quarter of 2023; mill throughput was 0.79 million tonnes compared to budget of 0.86 million tonnes and 0.89 million tonnes in the fourth quarter of 2023; and gold recovery averaged 98.6% compared to budget of 98.0% and 98.5% in the fourth quarter of 2023.

Ore production from the Wolfshag underground mine for the fourth quarter of 2024 averaged over 1,650 tonnes per day at an average grade of 3.61 g/t gold. Open pit mining operations at the Otjikoto Mine are expected to conclude in 2025, while processing operations are expected to continue until economically viable stockpiles are exhausted in 2032. Underground operations under the current Otjikoto mine plan are projected to continue into 2027 with potential to extend underground operations if the ongoing underground exploration program is successful in identifying additional underground mineral deposits.

On January 31, 2024, the Company announced positive exploration drilling results from the Antelope deposit at the Otjikoto Mine. The Antelope deposit, which comprises the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to further confirmatory drilling, is located approximately 3 kilometres ("km") south of the Otjikoto open pit. On June 20, 2024, the Company announced an initial Inferred Mineral Resource estimate for the Springbok Zone, the southernmost shoot of the Antelope deposit. Over 40,000 metres ("m") have been drilled into the Springbok Zone to date, with 33 holes totaling 16,950 m completed in 2024, to establish the 50 x 50 m spacing that informs this initial Inferred Mineral Resource estimate. Recent drilling at the Springbok Zone remains open southward, indicating additional exploration potential beyond the currently defined resource. The Company determined that the initial Inferred Mineral Resource estimate of 1.75 million tonnes grading 6.91 g/t gold for a total of 390,000 ounces of gold ounces was sufficient to initiate a preliminary economic assessment ("PEA") on development of the deposit by underground mining methods, similar to the Wolfshag deposit. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

On February 4, 2025, the Company announced the positive PEA results for the Antelope deposit. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement the low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade. The PEA for Antelope indicates an initial mine life of 5 years and total production of 327,000 ounces averaging approximately 65,000 ounce per year over the life-of mine. In combination with the processing of existing low grade stockpiles, production from Antelope has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year for 2029 through 2032. The Company has approved an initial budget of up to $10 million for 2025 to de-risk the Antelope deposit development schedule by advancing early work planning, project permits, and long lead orders. Technical work including geotechnical, hydrogeological, and metallurgical testing is anticipated to be completed over the next several months. Cost and schedule assumptions will continue to be refined by working with suppliers and contractors, including running a competitive bid process for the development phase of the Antelope deposit.

The Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2024 were $699 per gold ounce produced ($668 per gold ounce sold), at the low end of its guidance range of between $685 to $745 per ounce produced. Cash operating costs per ounce produced for the year ended December 31, 2024 were below the guidance range as a result of higher than budgeted gold ounces produced. For the fourth quarter of 2024, the Otjikoto Mine's cash operating costs were $733 per gold ounce produced ($700 per ounce gold sold), compared to a budget of $788 per ounce produced. Lower than budget cash operating costs per ounce produced for the fourth quarter of 2024 were driven by higher than budgeted gold ounces produced and higher than budgeted net increases in stockpiled ore from open pits. Cash operating costs per ounce produced for the fourth quarter of 2024 and the year ended December 31, 2024 were 63% and 19% higher respectively, than the fourth quarter of 2023 and the year ended December 31, 2023, respectively, mainly as a result of higher ounces produced in 2023.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Otjikoto Mine for the year ended December 31, 2024 were $951 per gold ounce sold below the low end of its guidance range of $960 to $1,020 per ounce sold and lower compared to $984 per gold ounce sold in 2023. All-in sustaining costs for the year ended December 31, 2024 were below the low-end of the guidance range as a result of offsetting factors. Higher than budgeted gold ounces sold and lower than budgeted cash operating costs described above were offset by higher gold royalties resulting from a higher than budgeted average realized gold price. All-in sustaining costs for the fourth quarter of 2024 were $913 per gold ounce sold, in line with the budget of $912 per gold ounce sold and higher than $816 per gold ounce sold in the fourth quarter of 2023.

Capital expenditures totalled $29 million in 2024, primarily consisting of $20 million for deferred stripping for the Otjikoto pit and $8 million for Wolfshag underground development. Capital expenditures for the fourth quarter of 2024 totalled $3 million, primarily consisting of $2 million for Wolfshag underground development.

The Otjikoto Mine in Namibia is expected to produce between 165,000 and 185,000 ounces of gold in 2025 at cash operating costs of between $695 and $755 per ounce and all-in sustaining costs of between $980 and $1,040 per ounce. Gold production at Otjikoto will be weighted towards the first half of 2025 due to the conclusion of open pit mining activities in the third quarter of 2025. For the full year 2025, Otjikoto is projected to process a total of 3.4 million tonnes of ore at an average grade of 1.63 g/t gold with a process gold recovery of 98.0%. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing ore stockpiles. Open pit mining operations are scheduled to conclude in the third quarter of 2025, while underground mining operations at Wolfshag are expected to continue into 2027. In addition to the economic potential of the Antelope discovery discussed above, exploration results received to date indicate the potential to extend underground production at Wolfshag past 2027.

Capital expenditures in 2025 at Otjikoto are expected to total $39 million, a small increase from total estimated capital expenditures in 2024. Approximately $29 million are expected to be classified as sustaining capital expenditures and $10 million are expected to be classified as non-sustaining capital expenditures. Sustaining capital expenditures are expected to include $16 million for underground development, $7 million for TSF construction, and $6 million for mobile equipment replacement and rebuilds. Non-sustaining capital expenditures are expected to include approximately $10 million to initiate Antelope deposit development.

Investment in Calibre

On January 24, 2024, Calibre completed its acquisition of Marathon Gold Corp. and issued 249,813,422 Calibre common shares reducing B2Gold's ownership interest in Calibre to approximately 15%. As a result of the acquisition, Calibre acquired a 100% interest in the advanced-stage Valentine Gold Project in Newfoundland & Labrador.

On June 20, 2024, the Company completed the sale of an aggregate 79,000,000 common shares of Calibre in the ordinary course for investment purposes by way of a block trade for aggregate gross proceeds of $100 million (C$139 million). Immediately prior to the Calibre Transaction, B2Gold owned 110,950,333 common shares of Calibre representing approximately 14.1% of Calibre. As a result of the Calibre Transaction, B2Gold’s ownership decreased to approximately 4.4% and the Company no longer had the right to a nominee to the Board of Directors of Calibre. The Company determined that it no longer had significant influence over Calibre and stopped equity accounting for Calibre effective June 20, 2024. In the second half of 2024, the Company disposed of its remaining 32 million share interest for proceeds of $58 million.

For the year ended December 31, 2024, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $5 million.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated July 9, 2024, consolidated production of Calibre for the first half of 2024 was 120,521 ounces of which the Company's attributable share was 19,644 ounces.

Goose Project - Canada

The Back River Gold District consists of eight mineral claims blocks along an 80 km belt. The most advanced project in the district, Goose, is fully permitted, construction is underway, and has been de-risked with significant infrastructure currently in place. B2Gold’s management team has strong northern construction expertise and the experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association ("KIA") is central to the license to operate in the Back River Gold District and will continue to prioritize developing the Project in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities.

At the Back River Gold District, B2Gold operates a sealift program in the summer months that delivers construction and operating materials to the MLA in Bathurst Inlet, Nunavut. An approximately 162 km WIR is constructed by contractors, under B2Gold's management, on an annual basis between December and February. The materials are then transported from the MLA to the Goose Project via the WIR during the months of March and April (the “WIR Campaign").

The 2024 WIR Campaign was completed on April 30, 2024, and the Company successfully delivered all necessary materials required to complete construction of the Goose Project. Materials shipped from the MLA to the Goose Project site during the 2024 WIR Campaign exceeded 2,100 standard total loads, including 400 loads of diesel fuel. Under B2Gold management, the 2,100 standard loads completed during the 2024 WIR Campaign was approximately double the loads completed during the 2023 WIR Campaign.

All planned construction activities in 2024 were completed and project construction and development continue to progress on track for first gold pour at the Goose Project in the second quarter of 2025 followed by ramp up to commercial production in the third quarter of 2025. The Company continues to estimate that gold production in calendar year 2025 will be between 120,000 and 150,000 ounces and that average annual gold production for the six year period from 2026 to 2031 inclusive will be approximately 310,000 ounces per year, with the latest published Mineral Reserves supporting a long mine life beyond 2031. The Company remains on track to complete B2Gold’s initial Goose Project life of mine plan based on updated Mineral Reserves by the end of the first quarter of 2025.

Following the successful completion of the 2024 sea lift, the construction of the 2025 WIR is complete and the WIR opened February 18, 2025, allowing for the transportation of all materials from the MLA to the Goose Project site to be completed by May 15, 2025.

Development of the open pit and underground remain the Company’s primary focus to ensure that adequate material is available for mill startup and that the Echo pit is available for tailings placement. Mining of the Echo pit continues to meet production targets and is anticipated to be ready to receive tailings when the mill starts. The Umwelt underground development remains on schedule for commencement of production by the end of the second quarter of 2025.

In the fourth quarter of 2024 and year ended December 31, 2024, the Company incurred cash expenditures of $149 million (C$209 million) and $515 million (C$707 million), respectively, for the Goose Project on construction and mine development activities and $40 million (C$55 million) and $195 million (C$266 million), respectively on supplies inventory.

Total Goose Project Construction and Mine Development cash expenditures before first gold production estimate is now C$1,540 million, a C$290 million (or 23%) increase from the previous estimate. Approximately 52% (or C$150 million) of the increase in the estimated total Goose Project Construction and Mine Development Cost before first gold production can be attributed to the one quarter delay in first gold production previously disclosed, combined with the acceleration of capital items that were previously anticipated to occur after first gold production.

Additionally, prior to first production, the Company anticipates spending approximately C$330 million to build up working capital and stockpiles at site, which further de-risks the ramp up of the operation, and will reduce operating cash expenditures in future years.

Fekola Complex - Fekola Mine and Fekola Regional Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto and Bakolobi permits) and the Dandoko permit).

The development of Fekola Regional is expected to demonstrate positive economics through the enhancement of the overall production profile and the extension of mine life of the Fekola Complex. Trucking of higher-grade open-pit ore from Fekola

Regional to the Fekola mill is expected to contribute approximately 180,000 ounces per year of additional annual gold production in its first four full years of production from 2026 to 2029.

Gramalote Project - Colombia

The Gramalote Project is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region. Based on the preliminary results completed in 2022 of the contemplated large-scale project with AngloGold, the project did not meet the combined investment return thresholds for development by both 50% ownership partners, B2Gold and AngloGold. As a result, B2Gold and AngloGold explored alternatives for the project which resulted in B2Gold acquiring AngloGold’s 50% interest in the Gramalote Project, resulting in a sole owner of the Gramalote Project for the first time in recent history. Post consolidation, B2Gold completed a detailed review of the Gramalote Project, including the higher-grade core of the resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project. The results of the review allowed the Company to determine the optimal parameters and assumptions for the Gramalote PEA.

The Gramalote PEA, with an effective date of April 1, 2024, was prepared by B2Gold and evaluates recovery of gold from an open pit mining operation that will move up to approximately 97,000 tonnes per day (“tpd”) (35.3 Mtpa), with an approximately 16,500 tpd (6.0 Mtpa) processing plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of the flotation concentrate followed by a carbon-in-pulp recovery process to process doré bullion. The Mineral Resource estimate for the Gramalote Project that forms the basis for the Gramalote PEA includes Indicated Mineral Resources of 192.2 million tonnes grading 0.68 g/t gold for a total of 4,210,000 ounces of gold and Inferred Mineral Resources of 85.4 million tonnes grading 0.54 g/t gold for a total of 1,480,000 ounces of gold.

Based on the positive results from the Gramalote PEA, B2Gold believes that the Gramalote Project has the potential to become a medium-scale, low-cost, open pit gold mine. The Gramalote Project has several key infrastructure advantages, including:

•Reliable water supply – high rainfall region and located next to the Nus River;
•Adjacent to a national highway, which connects directly to Medellin and to a major river with port facilities, capable of bringing supplies by barge to within 70 km of the site; and
•Skilled labour workforce within Colombia.

In addition, B2Gold expects the Gramalote Project to benefit from several key operational advantages, including:

•Excellent metallurgical characteristics of the ore, which results in high recovery rates at low processing costs;
•Relatively low strip ratio (3.3:1 strip ratio over the Life of Project); and
•Ability to mine and process higher-grade ore in the initial years of the mine life resulting in improved project economics.

The Gramalote PEA is subject to a number of assumptions and risks, including among others that a Modified Environmental Impact Study will be approved, all required permits, permit amendments and other rights will be obtained in a timely manner, the Gramalote Project will have the support of the local government and community, the regulatory environment will remain consistent, that Gramalote can operate under a single company free trade zone in Colombia, and no material increase will have occurred to the estimated costs.

The Gramalote PEA is preliminary in nature and includes a small amount of Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Gramalote PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025. Due to the work completed for previous studies, the work remaining to finalize a feasibility study for the updated medium-scale project is not extensive. The main work programs for the feasibility study include geotechnical and environmental site investigations for the processing plant and waste dump footprints, as well as capital and operating cost estimates. Those work programs, as well as processing engineering and site infrastructure design, are underway and the study is on schedule.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environmental Impact Study is required. B2Gold has commenced work on the modifications to the Environmental Impact Study and expect it to be completed and submitted shortly following the completion of the feasibility study. If the final economics of the feasibility study are positive and B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

Capital expenditures in 2025 at Gramalote are expected to be relatively consistent throughout the year, totaling $28 million related primarily to feasibility study costs and ongoing care and maintenance.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2024, the Company had cash and cash equivalents of $337 million compared to cash and cash equivalents of $307 million at December 31, 2023. Working capital (defined as current assets less current liabilities) at December 31, 2024 was $321 million compared to $397 million at December 31, 2023. At December 31, 2024, the Company had $400 million drawn on the Company's $800 million RCF with $400 million remaining available for future draw downs. Subsequent to December 31, 2024, the RCF balance was repaid using funds raised from the issuance of convertible senior unsecured Notes in January 2025 (see below).

In January 2024, B2Gold entered into a Gold Prepay with a number of its existing lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces, representing approximately 12% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2026). Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada.

On December 17, 2024, B2Gold completed the renewal of its RCF, increasing the total available amount from $700 million to $800 million, plus a $200 million accordion feature. The RCF was completed with a syndicate of banks: Canadian Imperial Bank of Commerce, ING Bank N.V., The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, HSBC Bank USA, National Association and Citibank N.A., Canadian Branch.

Draw downs on the RCF can be in either United States or Canadian dollars. The RCF bears interest on a sliding scale based on the Secured Overnight Financing Rate (“SOFR”) or the Canadian Overnight Repo Rate Average ("CORRA") plus term credit spread adjustment in addition to a sliding scale premium between 1.88% to 2.50% based on the Company's net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis between 0.42% and 0.563% based on the Company's net leverage ratio. The term of the RCF is four years, maturing on December 17, 2028.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at December 31, 2024, the Company was in compliance with these debt covenants.

Pursuant to the terms of the new RCF, the Company implemented a gold hedging program structured to achieve a minimum cumulative financial settlement of $220 million relative to an assumed refined gold market price of $1,750 per ounce and 20% of the Company's forecasted production volumes for fiscal years 2025 and 2026 per the most recent life-of-mine plan consolidated projected gold production and shall maintain such gold hedging program (allowing, however, for the wind down of the program in the ordinary course) until the earlier of the date such hedging program has achieved a minimum cumulative financial settlement of $220 million and December 31, 2026.

On January 28, 2025, the Company issued Notes with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025. The Notes mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represents a premium of approximately 35% relative to closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

In connection with the notes, B2Gold completed a cash settled total return swap with respect to approximately $50 million of Shares which were purchased by one of the initial purchasers of the Notes. The total return swap is intended to give B2Gold economic exposure to its Shares during the term of the total return swap, which is expected to be approximately one month. Such purchases may have the effect of increasing (or reducing the size of any decrease in) the market price of the Shares. Any unwind of such hedge positions, including at settlement of the total return swap, may have the effect of decreasing (or reducing the size of any increase in) the market price of the Shares or the Notes.

The Company has a gold stream arrangement with Wheaton Precious Metals Corp. with a deposit amount of $84 million. The delivery obligation is as follows:

•2.7805% of gold production up to delivery of 87,100 oz;
•1.4405% of gold production up to an aggregate of 134,000 oz; and
•1.005% of gold production thereafter.

The Company has guaranteed the remaining portion of the gold stream obligation.

For the year ended December 31, 2024, capital expenditures totalled $918 million. The most significant expenditures were Fekola Mine expenditures of $258 million, Masbate Mine expenditures of $30 million, Otjikoto Mine expenditures of $29 million, Goose Project expenditures of $515 million, Fekola Regional pre-development expenditures of $17 million and Gramalote Project expenditures of $17 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Exploration costs for the year ended December 31, 2024 totalled $53 million.

As at December 31, 2024, and in addition to those commitments disclosed elsewhere in this MD&A, the Company had the following commitments:
•For payments of $13 million for mobile equipment purchases and rebuilds, $1 million for the tailings storage facility, $1 million for underground development, $1 million related to plant and powerhouse maintenance and $1 million for other capital projects at the Fekola Mine, all of which is expected to be incurred in 2025.
•For payments of $21 million for construction activities at the Goose Project, all of which is expected to be incurred in 2025.

For 2025, the Company has budgeted total capital expenditures of $234 million at the Fekola Complex, $47 million at the Masbate Mine, $39 million at the Otjikoto Mine and $28 million at the Gramalote Project. For the first half of 2025, the Company has budgeted total capital expenditures of $178 million at the Goose Project. Capital expenditure guidance for the second half of 2025 for the Goose Project will be released in the second quarter of 2025 (prior to the commencement of initial production), after publication in the first quarter of 2025 of B2Gold’s initial Goose Project life of mine plan based on updated Mineral Reserves. The Company’s total 2025 exploration budget is approximately $61 million.

As at December 31, 2024, the Company’s significant commitments are disclosed in the table below:

	2025	2026	2027	2028	2029	Post 2029	Total
	$	$	$	$	$	$	$
	(000's)	(000's)	(000's)	(000's)	(000's)	(000's)	(000's)
Accounts payable and accrued liabilities	156,352	—	—	—	—	—	156,352
RCF:
Principal	—	—	—	400,000	—	—	400,000
Interest & commitment fees (estimated)	27,959	27,053	27,053	25,997	—	—	108,062
Fekola equipment loan facilities:
Principal	7,162	1,554	1,554	1,554	1,549	—	13,373
Interest (estimated)	608	373	277	181	84	—	1,523
Goose Project equipment loan facilities:
Principal	2,917	672	—	—	—	—	3,589
Interest (estimated)	95	35	—	—	—	—	130
Lease liabilities
Principal	6,548	5,453	3,771	2,388	2,378	8,748	29,286
Capital expenditure commitments	38,148	—	—	—	—	—	38,148
Mine restoration provisions	7,401	1,253	1,253	—	—	176,909	186,816
Employee benefits obligation	5,748	1,703	475	4,800	47	14,084	26,857
Other liabilities	1,947	5,997	—	5,207	5,311	3,332	21,794

	254,885	44,093	34,383	440,127	9,369	203,073	985,930
The Company accrues mine restoration provisions over the life of its mining operations and amounts shown are estimated expenditures in the indicated years at their undiscounted values.

The Company believes that its future cash flows from operations along with the undrawn and available balances on its current facilities will allow it to meet its current obligations as they come due.

Derivative financial instruments
Gold collars
During the year ended December 31, 2024, as a requirement of the RCF, the Company entered into a series of 1:1 zero-cost put/call collar contracts for gold with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and were recorded at FVTPL.

	2025	2026	2027	Total

Ounces	187,010	200,006	16,637	403,653
Average floor price	$2,450	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at December 31, 2024 was $0 million.

Fuel contracts – fuel oil, gas oil, diesel

The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the year ended December 31, 2024, the Company entered into an additional series of forward contracts for the purchase of 62 million litres of gas oil and 63 million litres of fuel oil with scheduled settlement between August 2024 and July 2026. These derivative instruments were not designated as hedges by the Company and were recorded at FVTPL. These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period with changes in fair value recorded in the Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at December 31, 2024:

	2025	2026	Total
Forward – fuel oil:
Litres (thousands)	35,027	14,447	49,474
Average strike price	$0.44	$0.43	$0.43

Forward – gas oil:
Litres (thousands)	36,216	8,189	44,405
Average strike price	$0.60	$0.59	$0.60

The unrealized fair value of these contracts at December 31, 2024 was $(2) million.

Operating activities

Cash flow provided by operating activities was $878 million for the year ended December 31, 2024 compared to $714 million during 2023, an increase of $164 million, due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, partially offset by lower gold revenues, higher production costs, higher long-term inventory outflows and higher working capital outflows. During the year ended December 31, 2024, the Company paid $360 million (2023 - $239 million) of current income tax, withholding and other taxes in cash, including $95 million related to 2023 outstanding tax liability obligations and $70 million for settlement of income tax assessments as part of the Fekola Mine MOU Agreement signed with the State of Mali in September 2024. Based on current assumptions, including an average gold price of $2,250 per ounce for 2025, the Company is forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2025 of approximately $206 million.

Financing activities

The Company’s cash used by financing activities for the year ended December 31, 2024 was a net outflow of $69 million. For the year ended December 31, 2024, the Company repaid the $200 million balance drawn on the RCF, made draw downs totalling $450 million on its RCF, made interest and commitment fee payments of $12 million, made a drawdown of $8 million on equipment loans, made equipment loan facility repayments of $11 million, made principal payments on lease arrangements of $7 million, raised $10 million from a flow-through share issuance, made dividend payments of $185 million and distributed $123 million to non-controlling interests.

During the year ended December 31, 2024, Board declared cash dividends for the first, second, third and fourth quarters of 2024 of $0.04 per common share each (or $0.16 per share on an annualized basis). On January 13, 2025, the Company announced amendments to its shareholder returns strategy to increase financial flexibility as it completes its current phase of organic growth, including the anticipated commencement of initial production from Fekola Regional in Mali, the completion of construction of the Goose Mine in Nunavut, Canada, the development of the Antelope deposit at the Otjikoto Mine in Namibia, and de-risking activities at the Gramalote Project in Colombia. Management and the Board have completed a comprehensive review of its existing dividend level and approved a change in its intended quarterly dividend rate from $0.04 per common share ($0.16 per common share on an annualized basis) to $0.02 per common share ($0.08 per common share on an annualized basis). Based on the Company’s funding requirements, including completing construction of the Goose Mine (which remains on schedule and on budget to the current timeline and total construction cost estimate as outlined in B2Gold’s September 12, 2024 news release), advancing development of the Antelope deposit at the Otjikoto Mine, de-risking activities at the Gramalote Project in Colombia, combined with the upcoming delivery of 264,768 gold ounces from July 2025 to June 2026 to satisfy the Gold Prepay, the Company determined that modifying the quarterly dividend level to $0.02 per common share is commensurate to the current growth phase of the Company and provides additional financial flexibility to advance and complete its organic growth opportunities, while still providing shareholders with a sustainable dividend moving forward. Returning capital to shareholders remains a foundational element of B2Gold’s capital allocation philosophy. The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the revised intended rate or at all in the future.

The Company has a dividend reinvestment plan ("DRIP"). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into Reinvestment Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from a Treasury Purchase at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividends declared in 2024, a discount of 3% was offered. There is no assurance that such discount or any other discount will be offered in 2025.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

Investing activities

For the year ended December 31, 2024, capital expenditures totalled $918 million. The most significant expenditures were Fekola Mine expenditures of $258 million, Masbate Mine expenditures of $30 million, Otjikoto Mine expenditures of $29 million, Goose Project expenditures of $515 million, Fekola Regional pre-development expenditures of $17 million and Gramalote Project expenditures of $17 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Exploration costs for the year ended December 31, 2024 totalled $53 million. In addition, for the year ended December 31, 2024, the Company received cash proceeds from the sale of the investment in associate of $100 million, received cash proceeds from the sale of long-term investments of $93 million, received cash proceeds from the sale of mining interest of $8 million, purchased additional shares in associates for $9 million, purchased long-term investments for $17 million, purchased short-term investments for $16 million and redeemed short-term investments for $5 million.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended December 31, 2024	For the three months ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2023
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Fekola Mine, exploration	1,292	2,022	4,428	3,728
Masbate Mine, exploration	610	1,067	3,649	3,808
Otjikoto Mine, exploration	2,634	1,410	7,825	3,863
Menankoto Property, exploration	805	862	805	12,262
Bantako North Property, exploration	—	832	—	9,523
Bakolobi Property, exploration	—	1,007	344	8,665
Dandoko Property, exploration	948	350	1,279	6,097
Goose Project, exploration	6,335	6,395	28,864	10,595
George Property, exploration	(148)	468	9	5,131
Finland Properties, exploration	359	2,019	3,079	7,181
Other	630	1,260	2,347	5,152

	13,465	17,692	52,629	76,005
B2Gold executed another year of aggressive exploration in 2024 incurring $61 million (including $8 million of target generation costs included in other operating expenses in the Consolidated Statement of Operations) compared to a budget of $63 million. Exploration in 2024 was focused predominantly on the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine was the largest program since 2012, with a focus on drilling the recently discovered Antelope deposit. In Mali, the exploration program was directed at a more strategic search for near-mine, near-surface sources of additional sulphide-related gold mineralization. In the Philippines, the exploration program at Masbate focused on drilling targets immediately south of mine infrastructure.

B2Gold is planning another year of extensive exploration in 2025 with a budget of approximately $61 million. A significant focus will be on exploration at the Back River Gold District, with the continued goal of enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine will be focused on enhancing and increasing the resources at the Antelope deposit. In Mali, an ongoing focus will be on discovery of additional high-grade, sulphide mineralization across the Fekola Complex. In the Philippines, the exploration program at Masbate will continue to focus on new targets located south of the Masbate Mine infrastructure. Early-stage exploration programs will continue in the Philippines, Cote d’Ivoire and Kazakhstan in 2025. Finally, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments in Snowline Gold Corp., Founders Metals Inc., AuMEGA Metals Ltd., and Prospector Metals Corp.

Goose Project Exploration

A total of $28 million was budgeted for exploration at the Back River Gold District in 2024 to complete approximately 25,000 m of drilling, including confirmation drilling at the Umwelt deposit, as well as exploration drilling at several Goose Project regional targets that were developed based on structural modelling and geophysical re-processing. For the year ended December 31, 2024, the Company ultimately incurred $29 million on Back River Gold District exploration and completed 26,209 m of drilling over 69 drill holes at the Goose Project. This included 14,480 m over 39 drill holes at the Umwelt deposit, 4,231 m over 15 drill holes at the Llama deposit area, 7,361 m over 14 exploration target drill holes, and 137 m over one metallurgical hole at the Goose Main deposit.

2025 Guidance for Canada Exploration

A total of $32 million is budgeted for exploration at the Back River Gold District in 2025, of which $21 million is planned for the more advanced Goose Project. A total of 12,000 m of drilling will target extensions of the Llama and Umwelt deposits, the largest and highest-grade resources at the Goose Project. In addition, follow up drilling of significant results returned at the Nuvuyak, Mammoth and Hook targets are planned.

Regional exploration including geophysics, mapping, prospecting and till sampling will be undertaken on the George, Boot, Boulder, Del, Beech and Needle projects. This regional work will also include an estimated 13,000 m of diamond drilling to follow up drill ready targets defined during the 2024 summer regional exploration program. A significantly increased budget of $11 million is being allocated for the regional projects.

Mali Exploration

A total of $10 million was budgeted for exploration in Mali in 2024 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. In addition, the FNE target immediately north of the main Fekola open pit was drilled, adding easily accessible resources close to Fekola infrastructure. A total of 20,000 m of diamond and reverse circulation drilling was planned for 2024. A total of 19,920 m over 192 holes of diamond and reverse circulation drilling was completed. In addition, 8,877 m of auger drilling was completed during the year ended December 31, 2024. For the year ended December 31, 2024, the Company ultimately incurred $11 million on Mali exploration.

2025 Guidance Mali Exploration

A total of $9 million is budgeted for exploration in Mali in 2025 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. A total of 16,000 m of diamond and reverse circulation drilling is planned for Mali in 2025.

The Philippines Exploration

The total budget for the Philippines in 2024 was approximately $6 million, of which the Masbate exploration budget was $4 million, including approximately 7,000 m of drilling. The 2024 exploration program focused on drilling several greenfields targets between 3 km and 12 km south of the Masbate Mine infrastructure. For the year ended December 31, 2024, the Company incurred $4 million for Masbate Mine exploration, which was in-line with the budget (included approximately 5,464 m of diamond and reverse circulation drilling in 25 holes).

An additional $2 million was allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. For the year ended December 31, 2024, the Company incurred $1 million on targeting new regional projects.

2025 Guidance for The Philippines Exploration

The total budget for the Philippines in 2025 is approximately $5 million, of which the Masbate exploration budget is $3 million, including approximately 4,200 m of drilling. The 2025 exploration program will continue to focus on exploration of new regional targets located south of the main mine infrastructure at Masbate.

An additional $2 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. A total of 2,000 m is allocated to testing new projects.

Namibia Exploration

A total of $9 million was budgeted for exploration at Otjikoto in 2024, the largest program since the definition of the Wolfshag discovery in 2012. The focus of the exploration program was drilling the recently discovered Antelope deposit, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with a total of 39,000 metres of drilling planned. The Antelope deposit, comprised of the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to confirmatory drilling, was discovered in 2022 following deep drill testing by B2Gold exploration personnel on three-dimensional models of airborne magnetic data. For the year ended December 31, 2024, the Company incurred $8 million, which included 45,666 m of diamond and reverse circulation drilling at the Otjikoto mine area.

On June 20, 2024, the Company announced an initial Inferred Mineral Resource estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit.

The Company determined that the initial Inferred Mineral Resource estimate of 1.75 million tonnes grading 6.91 g/t gold for a total of 390,000 ounces of gold ounces was sufficient to initiate a PEA of development of the deposit by underground mining methods, similar to the Wolfshag deposit. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that these Inferred Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. On February 4, 2025, the Company announced the positive PEA results for the Antelope deposit. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement the low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade.

Ongoing drilling at the Springbok Zone remains open to the south and north, indicating additional exploration potential beyond the currently defined resource. For example, the Oryx Zone, which appears to represent a second shoot northeast of and stacked stratigraphically above the Springbok Zone, has returned high-grade intervals that demonstrate the potential to increase the Mineral Resource estimate.

2025 Guidance for Namibia Exploration

A total of $7 million is budgeted for exploration at Otjikoto in 2025. The focus of the exploration program will be drilling to expand and refine the recently discovered Antelope deposit, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with a total of 44,000 m of drilling planned.

Greenfield Exploration

B2Gold allocated approximately $13 million (including $2 million for the grassroots projects in the Philippines) in 2024 for its grassroots exploration programs, including Finland and Cote d’Ivoire. The spend ultimately incurred on greenfield exploration for the year ended December 31, 2024 was approximately $5 million.

A budget of approximately $3 million was allocated by the Company for ongoing exploration in Cote d’Ivoire. During the year ended December 31, 2024, $2 million was spent to complete 1,000 m of diamond drilling.

In addition to the defined programs noted above, the Company allocated approximately $8 million for the generation and evaluation of new greenfields targets of which $3 million was spent during the year ended December 31, 2024.

2025 Guidance for Greenfields Exploration

B2Gold has allocated approximately $9 million to other grassroots exploration projects in 2025. This includes $2 million (7,200 m) in Kazakhstan, $2 million in Finland, and $1 million (1,000 m) in Cote d’Ivoire. In addition to the defined programs noted above, the Company has allocated approximately $4 million for the generation and evaluation of new greenfield targets.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements for the year ended December 31, 2024. Management considers the following estimates to be the most critical in understanding the judgements involved in preparing the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
Assessment of impairment and reversal of impairment indicators for long-lived assets
The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.
During the year ended December 31, 2024, the Company identified changes to the indicators of impairment on the Fekola Complex cash generating unit ("CGU"), consisting of the Fekola Mine and Fekola Regional Properties, and the Goose Project CGU. As a result, these assets were tested for impairment. During the year ended December 31, 2023, the Company identified indicators of impairment on the Fekola Complex CGU and the Gramalote Project. As a result, these assets were tested for impairment.

Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived assets requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Goose Project CGU
During the year ended December 31, 2024, the Company completed an updated construction cost estimate for the Goose Project. The updated estimate showed a significant increase in the expected construction cost to complete was determined to be an indicator of impairment for the Goose Project assets. As a result, the Company performed an impairment assessment on the Goose Project CGU. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be its fair value less costs of disposal ("FVLCD"). To estimate the recoverable amount of the CGU for impairment, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including resources, future production levels, operating and capital costs, long-term gold price of $1,900 per ounce, and a discount rate of 6% for the Goose Project. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.
The Company’s analysis concluded that the Goose Project CGU was impaired resulting in an impairment of $661 million which was recorded as an impairment charge in the Consolidated Statement of Operations during the year ended December 31, 2024.
The recoverable amount of the Goose Project CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce decrease in the gold price would result in a reduction in the recoverable amount of the Goose Project CGU of approximately $80 million. In isolation, a 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of the Goose Project CGU of approximately $23 million.
Fekola Complex CGU
During the year ended December 31, 2023, the State of Mali (the "State") introduced a new mining code (the “2023 Mining Code”) and related Local Content Law. In July 2024, the accompanying Implementation Decrees, which clarify how the provisions of the 2023 Mining Code and Local Content Law should be applied, were enacted into law. At June 30, 2024, the Company and the State remained in ongoing negotiations related to how certain components of the 2023 Mining Code should be applied to the Fekola Complex. On September 11, 2024, the Company reached a Memorandum of Understanding (the "MOU Agreement") with the State which covers the ongoing operation and governance of the Fekola Complex as well as the settlement of existing income tax, customs and other regulatory disputes covering the period 2016 to December 31, 2023 and the distribution of dividends attributed to the State of Mali up to December 31, 2023.
For the year ended December 31, 2023, the Company recorded an impairment of $206 million for the Fekola Complex based on the Company's best estimate of the application of the 2023 Mining Code at that date. At June 30, 2024, the known and estimated changes to the financial framework of the Fekola Complex as impacted by the 2023 Mining Code including the status of the ongoing discussions with the State were considered to be updated indicators of impairment for the Fekola Complex assets as at June 30, 2024.
As a result, at June 30, 2024, the Company performed an updated impairment assessment on the Fekola Complex CGU. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be its FVLCD. To estimate the recoverable amount of the CGU for impairment, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, the expected application of fuel taxes, the expected application of revised royalty and revenue based tax rates, long-term gold price of $1,900 per ounce, and a discount rate of 7.5% for the Fekola Complex. The expected outcome of material terms of the MOU Agreement were considered in arriving at the key estimates used to determine the FVLCD for the Fekola Complex as of June 30, 2024. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.
The Company’s analysis concluded that the Fekola Complex CGU was impaired resulting in an impairment of $215 million. A net impairment charge of $194 million after taking into account a deferred income tax recovery of $21 million was recorded in the Consolidated Statement of Operations for the year ended December 31, 2024.
The recoverable amount of the Fekola Complex CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce decrease in the gold price would result in a reduction in the recoverable amount of the Fekola

Complex CGU of approximately $96 million. In isolation, a 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $12 million.
Fair value of financial instruments
The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation, the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.
Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables at December 31, 2024 includes amounts for the Fekola Mine of $214 million (December 31, 2023 - $137 million), for the Masbate Mine of $13 million (December 31, 2023 – $45 million), and for the Gramalote Project of $17 million (December 31, 2023 - $18 million).

Uncertain tax positions
The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures
Disclosure controls and procedures are designed (a) under Canadian law, to provide reasonable assurance and (b) under U.S. law, to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
As at December 31, 2024, management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators and under the Exchange Act. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2024, the Company's disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.
As at December 31, 2024, management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.
Changes in internal control over financial reporting
There has been no change in our internal control over financial reporting during the year ended December 31, 2024 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$
Production costs	107,778	38,392	35,206	181,376	—	181,376
Royalties and production taxes	37,792	7,381	5,381	50,554	—	50,554

Total cash costs	145,570	45,773	40,587	231,930	—	231,930

Gold sold (ounces)	86,453	51,010	50,330	187,793	—	187,793

Cash operating costs per ounce ($/gold ounce sold)	1,247	753	700	966	—	966

Total cash costs per ounce ($/gold ounce sold)	1,684	897	806	1,235	—	1,235

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	82,921	43,733	37,752	164,406	17,395	181,801
Royalties and production taxes	20,891	6,185	5,966	33,042	1,418	34,460

Total cash costs	103,812	49,918	43,718	197,448	18,813	216,261

Gold sold (ounces)	128,321	53,500	75,100	256,921	18,059	274,980

Cash operating costs per ounce ($/gold ounce sold)	646	817	503	640	963	661

Total cash costs per ounce ($/gold ounce sold)	809	933	582	769	1,042	786

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	384,221	161,462	136,145	681,828	25,126	706,954
Royalties and production taxes	100,353	26,801	19,445	146,599	1,565	148,164

Total cash costs	484,574	188,263	155,590	828,427	26,691	855,118

Gold sold (ounces)	404,458	193,270	203,796	801,524	19,644	821,168

Cash operating costs per ounce ($/gold ounce sold)	950	835	668	851	1,279	861

Total cash costs per ounce ($/gold ounce sold)	1,198	974	763	1,034	1,359	1,041

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	333,215	160,952	122,030	616,197	67,766	683,963
Royalties and production taxes	95,576	23,439	16,688	135,703	5,053	140,756

Total cash costs	428,791	184,391	138,718	751,900	72,819	824,719

Gold sold (ounces)	588,460	190,800	214,800	994,060	68,725	1,062,785

Cash operating costs per ounce ($/gold ounce sold)	566	844	568	620	986	644

Total cash costs per ounce ($/gold ounce sold)	729	966	646	756	1,060	776

Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	107,778	38,392	35,206	181,376	—	181,376
Inventory sales adjustment	(7,600)	2,950	3,245	(1,405)	—	(1,405)

Cash operating costs	100,178	41,342	38,451	179,971	—	179,971

Gold produced (ounces)	84,015	49,534	52,452	186,001	—	186,001

Cash operating costs per ounce ($/gold ounce produced)	1,192	835	733	968	—	968

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	82,921	43,733	37,752	164,406	17,395	181,801
Inventory sales adjustment	3,618	(1,430)	(1,160)	1,028	—	1,028

Cash operating costs	86,539	42,303	36,592	165,434	17,395	182,829

Gold produced (ounces)	143,010	46,490	81,111	270,611	18,054	288,665

Cash operating costs per ounce ($/gold ounce produced)	605	910	451	611	963	633

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	384,221	161,462	136,145	681,828	25,126	706,954
Inventory sales adjustment	4,905	1,183	2,391	8,479	—	8,479

Cash operating costs	389,126	162,645	138,536	690,307	25,126	715,433

Gold produced (ounces)	392,946	194,046	198,142	785,134	19,644	804,778

Cash operating costs per ounce ($/gold ounce produced)	990	838	699	879	1,279	889

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	333,215	160,952	122,030	616,197	67,766	683,963
Inventory sales adjustment	4,161	5,362	72	9,595	—	9,595

Cash operating costs	337,376	166,314	122,102	625,792	67,766	693,558

Gold produced (ounces)	590,243	193,502	208,598	992,343	68,717	1,061,060

Cash operating costs per ounce ($/ gold ounce produced)	572	859	585	631	986	654

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs/RPUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	107,778	38,392	35,206	—	181,376	—	181,376
Royalties and production taxes	37,792	7,381	5,381	—	50,554	—	50,554
Corporate administration	3,209	1,168	1,089	13,628	19,094	—	19,094
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	16	—	—	3,532	3,548	—	3,548
Community relations	543	89	491	—	1,123	—	1,123
Reclamation liability accretion	443	299	226	—	968	—	968
Realized losses on fuel derivative contracts	465	255	83	—	803	—	803
Sustaining lease expenditures	80	309	230	483	1,102	—	1,102
Sustaining capital expenditures(2)	41,809	7,993	2,590	—	52,392	—	52,392
Sustaining mine exploration(2)	1,292	320	658	—	2,270	—	2,270

Total all-in sustaining costs	193,427	56,206	45,954	17,643	313,230	—	313,230

Gold sold (ounces)	86,453	51,010	50,330	—	187,793	—	187,793

All-in sustaining cost per ounce ($/gold ounce sold)	2,237	1,102	913	—	1,668	—	1,668
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	59,571	9,534	2,714	71,819	—	71,819
Road construction	(278)	—	—	(278)	—	(278)
Fekola underground	(17,484)	—	—	(17,484)	—	(17,484)
Other	—	—	(124)	(124)	—	(124)
Land acquisitions	—	(1,541)	—	(1,541)	—	(1,541)

Sustaining capital expenditures	41,809	7,993	2,590	52,392	—	52,392

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,292	610	2,634	4,536	—	4,536
Regional exploration	—	(290)	(1,976)	(2,266)	—	(2,266)

Sustaining mine exploration	1,292	320	658	2,270	—	2,270

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	82,921	43,733	37,752	—	164,406	17,395	181,801
Royalties and production taxes	20,891	6,185	5,966	—	33,042	1,418	34,460
Corporate administration	4,760	1,159	1,190	14,032	21,141	813	21,954
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	34	—	—	3,706	3,740	—	3,740
Community relations	1,087	40	195	—	1,322	—	1,322
Reclamation liability accretion	433	322	324	—	1,079	—	1,079
Realized gains on fuel derivative contracts	(1,393)	(1,038)	(277)	—	(2,708)	—	(2,708)
Sustaining lease expenditures	818	306	(49)	490	1,565	—	1,565
Sustaining capital expenditures(2)	73,764	8,049	14,797	—	96,610	1,191	97,801
Sustaining mine exploration(2)	2,022	1,067	1,410	—	4,499	38	4,537

Total all-in sustaining costs	185,337	59,823	61,308	18,228	324,696	20,855	345,551

Gold sold (ounces)	128,321	53,500	75,100	—	256,921	18,059	274,980

All-in sustaining cost per ounce ($/gold ounce sold)	1,444	1,118	816	—	1,264	1,155	1,257
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	87,830	9,195	14,797	111,822	1,191	113,013
Road construction	(52)	—	—	(52)	—	(52)
Fekola underground	(14,014)	—	—	(14,014)	—	(14,014)
Other	—	(948)	—	(948)	—	(948)
Land acquisitions	—	(198)	—	(198)	—	(198)

Sustaining capital expenditures	73,764	8,049	14,797	96,610	1,191	97,801

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	2,022	1,067	1,410	4,499	38	4,537
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	2,022	1,067	1,410	4,499	38	4,537

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	384,221	161,462	136,145	—	681,828	25,126	706,954
Royalties and production taxes	100,353	26,801	19,445	—	146,599	1,565	148,164
Corporate administration	11,220	2,767	4,781	40,715	59,483	1,463	60,946
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	111	—	—	16,150	16,261	—	16,261
Community relations	962	228	1,719	—	2,909	—	2,909
Reclamation liability accretion	1,815	1,234	961	—	4,010	—	4,010
Realized losses on fuel derivative contracts	100	35	73	—	208	—	208
Sustaining lease expenditures	329	1,248	1,254	1,989	4,820	—	4,820
Sustaining capital expenditures(2)	193,277	27,314	27,668	—	248,259	2,392	250,651
Sustaining mine exploration(2)	4,428	2,121	1,769	—	8,318	—	8,318

Total all-in sustaining costs	696,816	223,210	193,815	58,854	1,172,695	30,546	1,203,241

Gold sold (ounces)	404,458	193,270	203,796	—	801,524	19,644	821,168

All-in sustaining cost per ounce ($/gold ounce sold)	1,723	1,155	951	—	1,463	1,555	1,465
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	257,776	29,763	28,842	316,381	2,392	318,773
Road construction	(887)	—	—	(887)	—	(887)
Fekola underground	(63,612)	—	—	(63,612)	—	(63,612)
Land acquisitions	—	(2,189)	—	(2,189)	—	(2,189)
Other	—	(260)	(1,174)	(1,434)	—	(1,434)

Sustaining capital expenditures	193,277	27,314	27,668	248,259	2,392	250,651

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	4,428	3,649	7,825	15,902	—	15,902
Regional exploration	—	(1,528)	(6,056)	(7,584)	—	(7,584)

Sustaining mine exploration	4,428	2,121	1,769	8,318	—	8,318

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	333,215	160,952	122,030	—	616,197	67,766	683,963
Royalties and production taxes	95,576	23,439	16,688	—	135,703	5,053	140,756
Corporate administration	12,201	2,921	5,339	41,850	62,311	2,794	65,105
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	43	—	—	16,188	16,231	—	16,231
Community relations	3,773	163	1,269	—	5,205	—	5,205
Reclamation liability accretion	1,552	1,181	1,181	—	3,914	—	3,914
Realized gains on fuel derivative contracts	(4,169)	(3,824)	(1,206)	—	(9,199)	—	(9,199)
Sustaining lease expenditures	1,935	1,218	1,145	1,891	6,189	—	6,189
Sustaining capital expenditures(2)	255,026	28,194	61,063	—	344,283	8,518	352,801
Sustaining mine exploration(2)	3,728	3,808	3,863	—	11,399	57	11,456

Total all-in sustaining costs	702,880	218,052	211,372	59,929	1,192,233	84,188	1,276,421

Gold sold (ounces)	588,460	190,800	214,800	—	994,060	68,725	1,062,785

All-in sustaining cost per ounce ($/gold ounce sold)	1,194	1,143	984	—	1,199	1,225	1,201
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	298,942	30,142	61,063	390,147	8,518	398,665
Road construction	(5,335)	—	—	(5,335)	—	(5,335)
Fekola underground	(38,581)	—	—	(38,581)	—	(38,581)
Land acquisitions	—	(198)	—	(198)	—	(198)
Other	—	(1,750)	—	(1,750)	—	(1,750)

Sustaining capital expenditures	255,026	28,194	61,063	344,283	8,518	352,801

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,728	3,808	3,863	11,399	57	11,456
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	3,728	3,808	3,863	11,399	57	11,456

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted average number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net (loss) income to adjusted net income as extracted from the annual consolidated financial statements is set out in the table below:

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income attributable to shareholders of the Company for the period:	(11,881)	(113,224)	(629,891)	10,097
Adjustments for non-recurring items and significant recurring non-cash items:
Impairment of long-lived assets	—	187,964	858,301	304,446
Write-down of mining interests	—	2,921	636	19,905
Gain on sale of shares in associate	—	—	(16,822)	—
Gain on sale of mining interests	—	—	(56,115)	—
Regulatory dispute settlement	—	—	15,089	—
Unrealized (gains) losses on derivative instruments	(3,639)	4,101	2,630	4,500
Office lease termination costs	—	—	—	1,946
Loan receivable provision	—	—	—	2,085
Change in fair value of gold stream	5,629	18,800	26,825	12,300
Dilution loss on investment in Calibre	—	943	8,984	943
Deferred income tax expense (recovery)	27,324	(10,808)	(3,095)	(9,019)

Adjusted net income attributable to shareholders of the Company for the period	17,433	90,697	206,542	347,203

Basic weighted average number of common shares outstanding (in thousands)	1,313,960	1,300,791	1,308,850	1,232,092

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.01	0.07	0.16	0.28

SUMMARY OF QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2024	2024	2024	2024	2023	2023	2023	2023
Gold revenue ($ in thousands)	499,788	448,229	492,569	461,444	511,974	477,888	470,854	473,556
Net (loss) income for the period ($ in thousands)	(9,325)	(631,032)	(34,777)	48,481	(117,396)	(34,770)	91,850	101,904
(Loss) earnings per share (1) – basic ($)	(0.01)	(0.48)	(0.02)	0.03	(0.09)	(0.03)	0.06	0.08
(Loss) earnings per share (1) – diluted ($)	(0.01)	(0.48)	(0.02)	0.03	(0.09)	(0.03)	0.06	0.08
Cash flows provided by operating activities ($ in thousands)	120,544	(16,099)	62,432	710,727	205,443	110,204	194,983	203,823
Gold sold (ounces)	187,793	180,525	210,228	222,978	256,921	248,889	239,100	249,150
Average realized gold price ($/ounce)	2,661	2,483	2,343	2,069	1,993	1,920	1,969	1,901
Gold produced (ounces)	186,001	180,553	204,241	214,339	270,611	225,052	245,961	250,719
Gold produced, total including Calibre equity investment (ounces)	186,001	180,553	212,508	225,716	288,665	242,838	262,701	266,856
Production costs ($ in thousands)	181,376	192,408	151,299	156,745	164,406	171,425	152,762	127,604
(1)Attributable to the shareholders of the Company.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by production costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. Net income throughout the eight quarters is a function of quarterly revenues, cash operating costs, related taxes and asset impairment charges. The net loss in the third quarter of 2023 reflects an impairment loss of $112 million impairment charge on the Gramalote Project as a result of the Company's acquisition from AngloGold of the remaining 50% stake in the Gramalote Project. The net loss in the fourth quarter of 2023 reflects an impairment of $192 million related to the Fekola Complex, net of deferred income tax. The net loss in the second quarter of 2024 reflects an impairment of $194 million related to the Fekola Complex, net of deferred income tax, partially offset by a gain on sale of mining interests of $49 million and a gain on sale of shares in associate of $17 million. The net loss in the third quarter of 2024 reflects an impairment of $661 million related to the Goose Project and settlement expenses arising from the MOU Agreement signed with the State of Mali in September 2024 of $84 million partially offset by a gain on sale of mining interests of $8 million. Cash flows used in operating activities in the third quarter of 2024 reflect the build-up of long-term supplies inventory of $98 million for the Goose Project. The net loss in the fourth quarter of 2024 reflects the retroactive application of the additional 10% priority dividend at the Fekola Mine resulting in an additional current income tax expense of $13 million.

SUMMARY AND OUTLOOK
Total gold production in 2025 is anticipated to be between 970,000 and 1,075,000 ounces, a significant increase from 2024 production levels primarily due to the scheduled mining and processing of higher-grade ore from the Fekola Phase 7 and Cardinal pits made accessible by the deferred stripping campaign that was undertaken throughout 2024, the expected contribution from Fekola Regional starting in mid-2025, the commencement of mining of higher-grade ore at Fekola underground, and the commencement of gold production at the Goose Project by the end of the second quarter of 2025. The Company's full year total cash operating costs for the Fekola Complex, Masbate and Otjikoto are forecast to be between $835 and $895 per gold ounce and total all-in sustaining costs are forecast to be between $1,460 and $1,520 per gold ounce. Operating cost guidance for the Goose Project will be released in the second quarter of 2025 (prior to the commencement of initial production), after the publication in the first quarter of 2025 of B2Gold's initial Goose Project life of mine plan based on updated Mineral Reserves.

Upon completion of the construction activities at the Goose Project, the mine is expected to pour first gold in the second quarter of 2025, followed by ramp up to commercial production in the third quarter, and contribute between 120,000 and 150,000 ounces of gold in 2025. Over the first six full calendar years of operation from 2026 to 2031 inclusive, the average annual gold production for the Goose Project is estimated to be approximately 310,000 ounces of gold per year. The Company remains on track to complete B2Gold's initial Goose Project life of mine plan based on updated Mineral Reserves by the end of the first quarter of 2025.

Based on the positive PEA results for the Antelope deposit at the Otjikoto Mine released in February 2025, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost underground gold mine that can supplement the low-grade stockpile production during the period from 2028 to 2032 and result in meaningful production profile for Otjikoto into the next decade.

Following the release of positive PEA results on the Company's Gramalote Project in Colombia, B2Gold commenced feasibility work with the goal of completing a feasibility study by mid-2025. Due to the work completed for previous studies, the work remaining to finalize a feasibility study for the updated medium-scale project is not expected to be extensive. The main work programs for the feasibility study include geotechnical and environmental site investigations for the processing plant and waste dump footprints, as well as capital and operating cost estimates. Those work programs, as well as processing engineering and site infrastructure design, are underway and the study is on schedule.

The Company's ongoing strategy is to continue to maximize profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.

OUTSTANDING SHARE DATA
At February 19, 2025, 1,318,040,605 common shares were outstanding. In addition, there were approximately 47.7 million stock options outstanding with exercise prices ranging between C$3.37 to C$8.53 per share, approximately 4.3 million RSUs outstanding and approximately 5.7 million PSUs outstanding.
The number of common shares available for issuance under the Company's stock option plan but not subject to outstanding options was 27,902,854 million and 47,742,187 million as at January 1, 2024 and December 31, 2024, respectively.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2025; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2025 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Project; total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025, with cash operating costs of between $835 and $895 per ounce and all-in sustaining costs of between $1,460 and $1,520 per ounce; B2Gold's continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,190 million and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$350 million and the cost for reagents and other working capital items being C$330 million; the Goose Project producing approximately 310,000 ounces of gold per year for the first six years; the potential for first gold production in the second quarter of 2025 from the Goose Project and the estimates of such production; trucking of selective higher-grade saprolite material from the Anaconda Area to the Fekola mill having the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources, including up to 180,000 ounces in certain years; the receipt of the exploitation permit for Fekola Regional and Fekola Regional production expected to commence in the second quarter of 2025; the receipt of a permit for Fekola underground and Fekola underground commencing operation in mid-2025; the potential for the Antelope deposit to be developed as an underground operation and contribute up to 65,000 per year during the low-grade stockpile processing in 2029 through 2032; the timing and results of a feasibility study on the Gramalote Project; the potential to develop the Gramalote Project as an open pit gold mine; planned 2025 exploration budgets for Canada, Mali, Namibia, The Philippines, Finland, Cote D’Ivoire and other grassroots projects and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
The disclosure in this MD&A was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this prospectus, any prospectus supplement and the documents incorporated by reference herein or therein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under the SEC Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this offering memorandum and the documents incorporated by reference herein may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

QUALIFIED PERSONS
William Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.